Osler, Hoskin & Harcourt LLP
1000 de La Gauchetière Street West
Suite 2100
Montréal, Québec, Canada H3B 4W5
514.904.8100 MAIN
514.904.8101 FACSIMILE

File No. 82-3764

OSLER

RECEIVED
2005 SEP -7 P 4:2?
FICE OF I...
CORPORATE FI...

05010932

Montréal
Toronto
Ottawa
Calgary
New York

September 2, 2005

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street NW
Washington, DC 20549

SUPPL

Attention: Office of International Corporate Finance

Dear Sirs/Mesdames:

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since July 6, 2005. For your convenience, a list of these documents is provided in the attached Schedule A.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid courier envelope.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

François Paradis
/sc
Encls.
c: Ms. Mary Cascio *(without encls.)*
Ms. Vanessa Fontana *(with encls.)*

9/7

MONTREAL:466645.5

OSLER

SCHEDULE A
September 2, 2005

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated April 29, 2005.

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
1.	Certification of Interim Filings by the CEO for the Third Quarter Ended July 31, 2005	August 25, 2005	2.2
2.	Certification of Interim Filings by the CFO for the Third Quarter Ended July 31, 2005	August 25, 2005	2.2
3.	Interim Financial Statements for the Third Quarter Ended July 31, 2005	August 25, 2005	2.1
4.	Management's Discussion and Analysis of Financial Condition and Operating Results Dated August 25, 2005 for the Third Quarter Ended July 31, 2005	August 25, 2005	2.1
5.	News Release Dated August 25, 2005 Regarding Results for the Third Quarter Ended July 31, 2005	August 25, 2005	2.1
6.	Code of Professional Conduct	August 5, 2005	2.1
7.	Acceptance of Prospectus Supplement No. 20 Dated April 19, 2005	August 5, 2005	4.5
8.	Acceptance of Prospectus Supplement No. 21 Dated May 24, 2005	August 5, 2005	4.5
9.	Acceptance of Prospectus Supplement No. 23 Dated July 22, 2005	August 5, 2005	4.5

OSLER

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
10.	Pricing Supplement n° 23 Dated July 22, 2005 to the Short Form Shelf Prospectus Dated July 14, 2003	July 22, 2005	4.5

Projet

File No. 82-3764

CODE
OF
PROFESSIONAL CONDUCT

NATIONAL
BANK
OF CANADA

TABLE OF CONTENTS

I. CORPORATE MISSION OF THE BANK

The Bank's corporate mission is: To be a bank whose performance is equal to or surpasses that of the best financial institutions in Canada. In Quebec, to be the undisputed partner of consumers and businesses, while elsewhere in Canada and the United States, to provide target groups of consumers and businesses with an array of specialized financial products.

In fulfilling its mission, the Bank will rely on highly skilled personnel and an on-going commitment to the communities it serves.

II. PURPOSE OF CODE

The purpose of this Code is to safeguard the reputation for integrity, honesty and objectivity enjoyed by National Bank of Canada and its subsidiaries both in Canada and abroad, by establishing rules of conduct with respect to confidentiality, conflict of interest and professional conduct.

For us to achieve our goal, and to maintain the public's trust and preserve the quality of the work environment, the six principles below will guide our conduct and we must follow these rules in our day-to-day operations.

- Act honestly and with integrity
- Follow the law
- Treat others with respect
- Safeguard the confidentiality of information
- Avoid conflicts of interest
- Respect the organization

III. SCOPE OF APPLICATION

This code applies to all employees of the Bank and, insofar as the provisions of the Code are applicable to them, to the directors.

Managers who retain the services of contract employees will give them a copy of the Bank's Code of Professional Conduct and ensure that they undertake to follow the rules that it contains.

IV. DEFINITIONS

Legal or technical terms used in the Code can be defined as follows:

Bank
National Bank of Canada and its subsidiaries.

Confidential Information
Any non-public information regarding the Bank, its employees, its clients, its suppliers and its shareholders.

Employee
Any member of the Bank's staff, including its officers.

Personal Information

Any information concerning an individual, whether that person is a Bank client, employee or a third party.

Privileged or Inside Information

Any information which is still non-public and which could affect the decisions made by a reasonable investor or influence the value or market price of the securities of a public company, including information concerning:

- the issue of shares or debt securities
- a change in dividend policy
- a material change in management
- a material change in the business of the Bank or its clients

Public Company

A company whose securities are publicly traded.

Securities

Any securities recognized as such in the industry.

V. PRINCIPLES

A) ACT HONESTLY AND WITH INTEGRITY

We will carry on our business with respect for the privacy and reputation of others, for human rights based on equality and non-discrimination and for the principles of honesty and integrity.

Respect for Clients

- Our relations with clients are founded on the principles of honesty, credibility and mutual trust. We will act with integrity, diligence and competence in order to respect these principles.
- We will treat all clients equally regardless of age, sex, race, colour, religion, marital status, national or ethnic origin, sexual orientation or disability. We will apply these principles in our relations with clients.
- We will make sure to provide full, frank disclosure in any transaction with clients of all rates, terms and conditions concerning products and services they purchase. In addition, we will inform them of the products and services that are best suited to their needs. The advertising that we use will be clear and accurate. We will respect these principles in our relations with clients.
- We will not exert any undue pressure to force a client to buy a product or service in order to obtain another product or service.

  We will respect the Bank's policies with regard to credit risk management and the instructions regarding pricing and cross-selling.

Relations With Shareholders

- The information distributed to shareholders will be clear, concise and comprehensible. All financial information pertaining to the Bank will be distributed regularly by way of complete consolidated financial statements which provide a clear picture of the Bank, its operations and its results.

B) FOLLOW THE LAW

Our operations will at all times comply with the laws and regulations that apply to the Bank ("the Law"), both in Canada and abroad.

Compliance With the Law

- We will refrain from breaking the Law directly or indirectly, and will avoid acts or voluntary omissions which could result in violation of the Law.
- We will also comply with our by-laws, permanent instructions, policies, procedures and internal sectoral codes of professional conduct. Employees working in certain sectors of activity will abide by the rules of conduct that are specific to their sector. Employees who are members of professional orders or holders of a certificate or licence delivered by a competent authority will respect the rules of professional conduct established by such order or authority. Employees are responsible for becoming familiar with the rules that apply to them, and they will comply with those that are the most demanding.
- We will not enter into an agreement with our competitors regarding pricing or service proposals, unless authorized by the Law.
- When we are aware of an occurrence or a situation which is irregular or which may be in violation of the Law, of this Code or of Bank policies, we will inform our superiors promptly.

Fraudulent Transactions and Money Laundering

- We will refrain from being directly or indirectly involved in fraudulent transactions. Moreover, we will not allow, facilitate or participate in money laundering activities by accepting, transferring, converting or concealing money obtained from criminal activities. We are familiar with, and will implement, the Policy to Combat Money Laundering and the Financing of Terrorist Activities.
- We will not directly or indirectly take part in unlawful activities such as kiting, which is defined as the depositing of an NSF cheque to an account to cover one or more NSF cheques written on that same account.

C) TREAT OTHERS WITH RESPECT

Respect and non-discrimination characterize our employee relations and our relations with the general public. We are opposed to any form of harassment at work.

Employee Relations

- The Bank offers us various training and educational opportunities to enable us to broaden our banking knowledge, improve our banking skills and enhance our potential for advancement; it encourages us to participate in development programs.
- We are in favour of communication as well as the rapid distribution of relevant information (other than personal and confidential information) to employees regarding any material decision or corporate event.
- The Bank fosters a work environment free of any type of discrimination or harassment, as set out in the Harassment Policy.

- If we become aware of a fellow worker's or another person's behaviour which could be prejudicial to an employee's dignity or could embarrass him, we must notify our superiors immediately.
- We may also turn to the Employee Relations Department or the employees' Ombudsman, both of whom handle the cases submitted to them in confidence.
- The Bank promotes employment equity and a work environment free of discrimination, in particular with regard to age, sex, race, colour, religion, marital status, national or ethnic origin, sexual orientation or disability.

Relations With the Community

- Aware of its important role within the community, the Bank supports and finances projects aimed at enhancing the community's well-being, in particular by following the application criteria set out in its donations policy.
- The Bank encourages us to participate in community educational, cultural and health and welfare related activities, provided they do not interfere with our work at the Bank.
- Our decisions, particularly with regard to credit matters, will take into account their impact on the environment and we will comply with Bank policies in this regard.

D) SAFEGUARD THE CONFIDENTIALITY OF INFORMATION

We will maintain the accuracy, confidentiality, security and privacy of information we have concerning the Bank, employees, clients, suppliers and shareholders.

Respect for Confidentiality

- We will respect and maintain confidential information, unless disclosure of the information is required by the Law or a court order. Without limiting the generality of the foregoing, records, internal reports, procedures, documents, business plans, software and programs used at the Bank, client lists, strategies and methodologies specific to the Bank are confidential and are not to be disclosed without specific authorization.
- We will not disclose personal information acquired in the performance of our duties, to third parties or other employees who are not on a "need-to-know" basis, unless such disclosure is required by the Law or a court order.
- We are familiar with, and will abide by, the Bank's policies with respect to the protection of personal information.
- We will take the necessary steps to safeguard personal and confidential information we acquire or use in the performance of our duties, and in particular:
  - Not leave files or documents containing personal or confidential information where they can be seen by the public or other employees who are not involved.
  - Not publicly discuss Bank business in such a way as to compromise personal or confidential information.
  - Be careful when using cordless or cellular phones.
  - Comply with security standards during the electronic transmission of personal or confidential information.
  - Take appropriate measures to dispose of or transmit documents containing personal or confidential information in order to preserve their confidential nature (shredding, archiving, etc.).

- The obligations mentioned in this section continue to apply after termination of employment.
- When dealing with the Bank's consultants and suppliers, we will see to it that they respect and preserve the personal or confidential information disclosed to them.

E) AVOID CONFLICTS OF INTEREST

In order to maintain the trust of clients and of the general public, we will abide by the rules established by the Bank regarding situations that could result in a conflict of interest.

Conflicts of Interest

We will take the measures required to avoid any actual, possible or apparent conflicts of interest.

- An employee has a conflict of interest if he is in a situation that may directly or indirectly make him choose:
  - between the Bank's interests or his clients' interests and his own personal interests, his business interests or the interests of a person related to him in any way;
  - or between the interests of two of his clients;

  as well as in any situation which could affect his judgment and his loyalty to the Bank.
- It is in particular forbidden to:
  - Disclose or use personal or confidential information acquired in the performance of our duties for our own personal gain or that of someone else. This obligation continues to apply after termination of employment.
  - Take advantage of a situation or a position for our own personal gain or that of a person related to us in any way.
  - Influence or try to influence Bank negotiations or transactions for our own personal gain or that of a person related to us in any way.
  - Act as agent for a Bank client, in particular by accepting power of attorney or signing or endorsing a cheque on behalf of a client. This does not apply to family members.
  - Give preferential treatment to or unduly favour certain clients or suppliers.
  - Operate a business that is a competitor of the Bank, hold a position with a competitor or conduct business for a competitor or promoting a competitor.
  - Operate a business or have a job that could interfere with our work at the Bank.
  - Work for our own business or for that of a third party during business hours.
  - Negotiate or conclude a contract on behalf of the Bank, including a loan agreement involving a family member or an enterprise, partnership or corporation in which a family member has an interest.

- The following actions are also forbidden unless we first obtain authorization from our immediate superior in writing:
  - Form a partnership with or do business with a Bank client or supplier.
  - Use the equipment or services of Bank employees otherwise than in the performance of their duties.
  - Perform activities not related to our duties during business hours.
- When we are aware of an actual or possible conflict of interest, we are required to inform our superiors. Furthermore, if we are personally involved, we are to follow the recommendations or guidelines issued by our superiors in that regard.

Gifts, Entertainment and Compensation

- If an existing or potential client or supplier gives us a gift or some form of entertainment, we are to exercise our discretion before accepting it, taking into account the circumstances and the value of what is given.

  We can only accept gifts or entertainment if they are given in a neutral context, they do not place us in a compromising position, and they do not influence in any way the decisions we make in the performance of our duties.
- Cash gifts or gifts in the form of cheques must never be accepted, regardless of the circumstances in which they are offered.
- We are forbidden to solicit, accept or offer discounts, secret commissions or other similar compensation in the performance of our duties. We must inform our superiors of any such occurrence involving another employee, a client, a supplier or a third party.
- We must not act in such a way that would suggest that we would accept any advantage described in the previous paragraph.

Appointment as Director of a Company

- We may not accept an appointment as director of a company or other entity unless it complies with the Bank's Policy on Outside Directorships.
- When we sit on the board of directors of a company or other entity, we are to refrain from voting on any matter concerning the Bank.

Privileged or Inside Information

- Until such time as privileged or inside information is duly disclosed to the public, we cannot use it or relay it for our own personal gain or that of others.
- Disclosure of material information concerning the Bank's business must comply with the Information Disclosure Policy of National Bank.
- When we have access to privileged or inside information, we are to comply with the Policy on Privileged Information of the Bank and its subsidiaries.

Trading in Bank Securities

- Under the *Bank Act* and Canadian securities legislation, trading in the Bank's securities by insiders and related persons is regulated.
- They must comply in this regard with the rules applicable to trading in securities of the Bank and its subsidiaries.

F) RESPECT THE ORGANIZATION

Loyalty to the Bank governs our behaviour and we see to it that the Bank's property and assets in our custody or under our control are maintained.

Respect for the Organization

- We will refrain at all times from declaring any event or making any statement that may discredit the quality of the services or products of the Bank or tarnish its image or reputation with clients and the general public. This obligation continues to apply after termination of employment.
- We will avoid participating, directly or indirectly, in activities that may compromise the Bank's interest, image or reputation.
- If we are aware of any wrongful acts or fraudulent offences or know of any circumstances, events, deeds or actions that could be detrimental to the Bank's interests or its reputation for integrity or if we are aware of any breach of this Code, we are required to inform our superiors accordingly.

Protecting Computerized Data and Using Electronic Networks

- Computerized data are important Bank assets which ensure that the Bank is positioned competitively in the market.
- When using or accessing computerized data, we will be familiar with and apply the Bank's rules regarding the protection and integrity of computerized information set out in the Bank's policies and security standards for computerized information and information in transit.
- When using the Bank's electronic networks, we will be familiar with the policy on using electronic networks and apply it.
- If we are aware of a breach of computer security measures or an attempt to gain unauthorized access to the Bank's computer systems, we will inform our superiors promptly.

Relations With the Media

- Any communication with the media must comply with the policy on communication with the press in effect at the Bank.

Bank Funds

- We are accountable for funds over which we have control. In particular, we are responsible for the custody of the Bank's assets including cash, cheques, cash advances, credit cards and calling cards.
- It is forbidden to appropriate or attempt to appropriate funds belonging to the Bank. Any gain resulting from such action belongs to the Bank. For example, if a winning lottery ticket is paid for as a business promotion expense, we must inform our superior who will decide on how to deal with the winnings.
- The expenses we incur for and on behalf of the Bank must be reasonable and relevant.

Political Activities

- If we express our own personal opinion, we must make sure that the Bank is not implicated.
- The previous paragraph is not intended to restrict our right to be involved in, or personally contribute to, political activities. The Bank grants us the necessary time if we are actively involved in politics, as set out in the Holiday Policy.

Records and Vouchers

- All the Bank's records, ledger books, reports, invoices, payslips and other documents must present a complete and accurate statement of the transactions performed. It is therefore forbidden to falsify documents or omit any data affecting the accuracy of a report, draw up false or erroneous reports or produce false statements.
- If we are aware of an error, omission, inaccuracy or falsification in the Bank's books, records, financial statements or other documents, we will inform our superiors immediately.

VI ANNUAL ACKNOWLEDGEMENT AND UNDERTAKING

- Before starting work at the Bank, employees are to acknowledge in writing that they have received and read this Code of Professional Conduct (and any amendments to it) and, as a condition of their employment, agree to abide by the rules it contains and to discharge their obligations under the Code.
- Employees then annually acknowledge their undertaking to comply with this Code of Professional Conduct (and any amendments to it) as a condition of their employment.

VII PENALTIES

- Employees in breach of this Code are liable to disciplinary measures up to and including dismissal in accordance with the Bank's policies on corrective measures.
- In addition, certain violations may be subject to legal action.

VIII GENERAL NATURE OF CODE

- The rules of conduct presented in this Code are not exhaustive; they serve to complement the by-laws, policies, permanent instructions and other rules governing employee conduct. They do not restrict the Bank's management rights with regard to its employees.

IX INQUIRIES

- Any inquiries concerning the application or interpretation of this Code are to be addressed to our immediate superior, human resources consultant or the Corporate Compliance Department.

National Bank of Canada

12g3-2(b) Submission

RECEIVED

English summary of the acceptance of prospectus supplement received on April 19, 2005

SEDAR PROJECT NO.: 528867

FILE NO.: 2026

Montréal, August 5, 2005

We acknowledge

receipt of the price fixing supplement no. 20 dated April 19, 2005 to the final short form prospectus of the National Bank of Canada dated July 15, 2003, qualifying the offering of NBC Ex-Tra Total Return Linked Notes due April 27, 2015. This document now forms part of the public files of the Autorité des marchés financiers.

Fees in the amount of $1,394.09 will be payable at the time of the filing of the report under Section 98.1 of the Regulation.

Yours truly,

[signature]

AUTORITÉ
DES MARCHÉS
FINANCIERS

RECEIVED

NUMÉRO DE PROJET SÉDAR: 528867

DOSSIER N° : 2026

Montréal le 5 août 2005

Banque Nationale du Canada

Objet : Supplément de fixation du prix
Reçu le 19 avril 2005

Messieurs,

Nous accusons

réception du supplément de fixation du prix n°20 daté du 19 avril 2005 au prospectus simplifié définitif de Banque Nationale du Canada daté du 15 juillet 2003, visant le placement de billets liés au rendement total de la BNC Ex-Tra échéant le 27 avril 2015. Ce document fait maintenant partie des dossiers publics de l'Autorité des marchés financiers.

Des droits au montant de 1 394,09 $ seront exigibles et devront être versés lors du dépôt du rapport prévu à l'article 98.1 du Règlement.

Veuillez agréer, Messieurs, l'expression de nos salutations distinguées.

(s) Nicole Berthelette
Nicole Berthelette
Agent vérificateur

NB/jg

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 • Télécopieur : (514) 873-6155

File No. 82-3764

National Bank of Canada

12g3-2(b) Submission

RECEIVED
2005 SEP -7 P 4:27

English summary of the acceptance of prospectus supplement received on May 24, 2005

SEDAR PROJECT NO.: 528867

FILE NO.: 2026

Montréal, August 5, 2005

We acknowledge

receipt of the price fixing supplement no. 21 dated May 24, 2005 to the final short form prospectus of the National Bank of Canada dated July 15, 2003, qualifying the offering of NBC Ex-Tra Total Return Linked Notes due June 1, 2015. This document now forms part of the public files of the Autorité des marchés financiers.

Fees in the amount of $1,455.80 will be payable at the time of the filing of the report under Section 98.1 of the Regulation.

Yours truly,

[signature]

AUTORITÉ
DES MARCHÉS
FINANCIERS

RECEIVED
2005 SEP -7 P 1: 21

NUMÉRO DE PROJET SÉDAR: 528867

DOSSIER N° : 2026

Montréal le 5 août 2005

Banque Nationale du Canada

Objet : Supplément de fixation du prix
Reçu le 24 mai 2005

Messieurs,

Nous accusons

réception du supplément de fixation du prix n°21 daté du 24 mai 2005 au prospectus simplifié définitif de Banque Nationale du Canada daté du 15 juillet 2003, visant le placement de billets liés au rendement total de la BNC Ex-Tra échéant le 1er juin 2015. Ce document fait maintenant partie des dossiers publics de l'Autorité des marchés financiers.

Des droits au montant de 1 455,80 $ seront exigibles et devront être versés lors du dépôt du rapport prévu à l'article 98.1 du Règlement.

Veuillez agréer, Messieurs, l'expression de nos salutations distinguées.

(s) Nicole Berthelette
Nicole Berthelette
Agent vérificateur

NB/pg

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 • Télécopieur : (514) 873-6155

National Bank of Canada

12g3-2(b) Submission

English summary of the acceptance of prospectus supplement received on July 22, 2005

SEDAR PROJECT NO.: 528867

FILE NO.: 2026

Montréal, August 5, 2005

We acknowledge

receipt of the price fixing supplement no. 23 dated July 22, 2005 to the final short form prospectus of the National Bank of Canada dated July 15, 2003, qualifying the offering of NBC Ex-Tra Total Return Linked Notes due July 27, 2015. This document now forms part of the public files of the Autorité des marchés financiers.

Fees in the amount of $4,982.10 will be payable at the time of the filing of the report under Section 98.1 of the Regulation.

Yours truly,

[signature]

AUTORITÉ
DES MARCHÉS
FINANCIERS

RECEIVED
2005 SEP -7 P 4:
OFFICE OF ...
CORPORATE ...

NUMÉRO DE PROJET SÉDAR: 528867

DOSSIER N° : 2026

Montréal le 5 août 2005

Banque Nationale du Canada

Objet : Supplément de fixation du prix
Reçu le 22 juillet 2005

Messieurs,

Nous accusons

réception du supplément de fixation du prix n°23 daté du 22 juillet 2005 au prospectus simplifié définitif de Banque Nationale du Canada daté du 15 juillet 2003, visant le placement de billets liés au rendement total de la BNC Ex-Tra échéant le 27 juillet 2015. Ce document fait maintenant partie des dossiers publics de l'Autorité des marchés financiers.

Des droits au montant de 4 982,10 $ seront exigibles et devront être versés lors du dépôt du rapport prévu à l'article 98.1 du Règlement.

Veuillez agréer, Messieurs, l'expression de nos salutations distinguées.

(s) Nicole Berthelette
Nicole Berthelette
Agent vérificateur

NB/pg

This pricing supplement together with the short form shelf prospectus dated July 14, 2003, to which it relates, as amended or supplemented, and each document incorporated by reference therein (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

The Notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No. 23 dated July 22, 2005.

(to the short form shelf prospectus dated July 14, 2003)

NATIONAL BANK OF CANADA

NBC Ex-Tra Total Return Linked Notes Due 2015

Capitalized terms not otherwise defined in this pricing supplement have the meanings attributed to them in the Prospectus.

SERIES:	Series 2005-07 Notes	CUSIP No.: 633067442 ISIN No.: CA 6330674426
ISSUE SIZE:	Minimum 550,000 Notes (CDN$55,000,000) Maximum 650,000 Notes (CDN$65,000,000)	
INITIAL INDEX VALUE:	CDN$99 per Note	
ISSUE AND DELIVERY DATE:	July 26th, 2005	
NET PROCEEDS TO BANK:	Minimum CDN$ 54,450,000 Maximum CDN$ 64,350,000 (if all the Notes are sold and excluding expenses of issue)	
NUMBER OF NOTES OF ALL SERIES OUTSTANDING:	3,508,220 (excluding those described in this Pricing Supplement)	
MATURITY DATE:	July 27th, 2015	
MANAGEMENT FEE:	1.00% per annum	
SERVICE FEE:	1.00% per annum	

National Bank Financial Inc., the Agent, is an indirect wholly-owned subsidiary of National Bank of Canada (the "Bank"). As a result, the Bank is a related issuer of National Bank Financial Inc. In connection with this offering, no benefit other than the Agent's fee will be received by National Bank Financial Inc.

Recent Development Relating to the Program

Under the heading "The Program – Determination of the Net Asset Value of the Program and the Net Asset Value per Unit" of the Prospectus, the Bank has indicated that an independent auditor has been retained on behalf of Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value. The scope of the audit with respect to the Program has been amended by the Bank; only the NAV per Unit and the Index Value will continue to be subject to a semi-annual audit. The semi-annual audits of the financial statements of the Program have been discontinued.

Documents Incorporated by Reference

There are no documents, other then those specifically listed in the Prospectus or any amendment or supplement delivered herewith, filed with the Superintendent of Financial Institutions and the securities regulatory authorities in each province and territory of Canada which need to be incorporated by reference and form an integral part of the Prospectus other than:

(a) the Revised Annual Information Form of the Bank dated February 28, 2005;

(b) the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2004, together with the Auditors' Report thereon, which include comparative audited consolidated financial statements for the year ended October 31, 2003 and management's discussion and analysis as contained in the Bank's Annual Report for the year ended October 31, 2004;

(c) the Management Proxy Circular dated January 13, 2005 in connection with the Bank's annual meeting of shareholders to be held on March 2, 2005, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference;

(d) the First Quarterly Report to shareholders of the Bank for the quarter ended January 31, 2005 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended January 31, 2005 and 2004;

(e) the Second Quarterly Report to shareholders of the Bank for the quarter ended April 30, 2005 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended April 30, 2005 and 2004;

(f) the material change report of the Bank dated May 26, 2005; and

(g) the material change report of the Bank dated July 4, 2005.

NATIONAL BANK OF CANADA

RECEIVED
2005 SEP -7 ...
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ***RÉAL RAYMOND***, President and Chief Executive Officer of National Bank of Canada, certify that :

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers'Annual and Interim Filings*) of ***NATIONAL BANK OF CANADA*** (the issuer) for the interim period ending ***July 31, 2005*** ;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings ; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

August 19, 2005

(signed) Réal Raymond

Réal Raymond
President and Chief Executive Officer
National Bank of Canada

NATIONAL BANK OF CANADA

RECEIVED
2005 SEP -7 P 4:2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ***PIERRE FITZGIBBON***, Senior Vice-President Finance, Technology and Corporate Affairs of National Bank of Canada, certify that :

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers'Annual and Interim Filings*) of ***NATIONAL BANK OF CANADA*** (the issuer) for the interim period ending ***July 31, 2005*** ;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings ; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

August 19, 2005

(signed) PIERRE FITZGIBBON

PIERRE FITZGIBBON
Senior Vice-President Finance, Technology and Corporate Affairs
National Bank of Canada

NATIONAL BANK OF CANADA

Report to Shareholders

Third Quarter 2005

National Bank announces net income of $207 million for the third quarter of 2005, up 24% from $167 million for the same period of 2004

- *Earnings per share up 26% to $1.20 for the quarter*
- *Return on common shareholders' equity of 19.6%*
- *Dividend of 44 cents per common share*

MONTREAL, August 25, 2005 – National Bank reported net income of $207 million for the third quarter ended July 31, 2005, compared to $167 million for the corresponding quarter of 2004, for an increase of 24%. Earnings per share for the quarter totalled $1.20, up 26% from $0.95 per share for the third quarter of 2004. Return on common shareholders' equity was 19.6% for the quarter versus 17.2% for the same period a year earlier.

All segments posted substantial increases in net income for the third quarter. Higher volumes of personal and business loans as well as retail brokerage and private investment management activities contributed to the growth in revenues. Moreover, credit quality held steady which enabled the provision for credit losses to be cut by half, especially in the Financial Markets segment.

(millions of dollars)	For the quarter ended July 31		
	2005	2004	%
Net income			
Personal and Commercial	119	96	+24
Wealth Management	30	22	+36
Financial Markets	59	50	+18
Other	(1)	(1)	
Total	207	167	+24
Earnings per share	$1.20	$0.95	+26
Return on common shareholders' equity	19.6%	17.2%	

(millions of dollars)	For the nine months ended July 31		
	2005	2004	%
Net income			
Personal and Commercial	341	294	+16
Wealth Management	88	77	+14
Financial Markets	200	182	+10
Other	19	(20)	
Total	648	533	+22
Earnings per share	$3.76	$2.99	+26
Return on common shareholders' equity	21.1%	18.4%	

"Our third-quarter results confirm that the Bank is capable of delivering consistently solid growth," declared Réal Raymond, President and Chief Executive Officer. "Once again, we capitalized on our strategy to enhance our core business through various initiatives aimed at improving customer satisfaction while continuing to invest in the Bank's internal growth and keeping a tight rein on operating expenses."

For the nine months ended July 31, 2005, the Bank recorded net income of $648 million as against $533 million for the corresponding period of 2004, for growth of 22%. At $3.76, earnings per share for the first nine months of fiscal 2005 were up 26% from $2.99 for the year-earlier period. Return on common shareholders' equity was 21.1% for the period compared to 18.4% for the first nine months of 2004.

Total revenues for the quarter amounted to $889 million in comparison to $858 million for the third quarter of 2004, with much of the increase generated by the Personal and Commercial and Wealth Management segments.

Operating expenses for the quarter were $616 million versus $586 million for the corresponding quarter of 2004. The $30 million increase was primarily attributable to variable compensation. Two of the three operating segments improved their efficiency ratio. Personal and Commercial recorded a ratio of 61.0% for the third quarter of 2005 compared to 63.3% for the year-earlier period. At Wealth Management, the efficiency ratio improved from 79.1% for the third quarter of 2004 to 74.6%, as this segment benefits from leverage when revenues increase. Lastly, the efficiency ratio for the Financial Markets segment was 60.7% as against 57.9% for the corresponding quarter of 2004 owing to a change in revenue mix.

The provision for credit losses amounted to $15 million for the quarter versus $31 million for the third quarter of 2004. The decline was mainly due to the Financial Markets segment.

The Personal and Commercial segment generated net income of $119 million for the quarter, up 24% from $96 million for the same period one year earlier. This gain resulted from a 7% increase in revenues versus just 3% growth in expenses, combined with an almost 20% reduction in the provision for credit losses, particularly business loans. The jump in revenues was due to growth of more than 10% in personal loans and close to 5% in business loans.

Net income for the Wealth Management segment reached $30 million for the third quarter of 2005 for an increase of 36% compared to $22 million for the corresponding quarter a year earlier. Revenues rose by 17%, fuelled by brokerage activities and private investment management which continued to progress versus the third quarter of 2004. Operating expenses, for their part, rose more slowly, increasing 10%.

Net income for the Financial Markets segment increased to $59 million for the third quarter of 2005 from $50 million for the same period of 2004, or 18%, mainly due to lower credit losses.

As at July 31, 2005, gross impaired loans amounted to $261 million, down $127 million or 33% from the beginning of the fiscal year. All business loan portfolios contributed to the decrease. The ratio of gross impaired loans to total adjusted capital and allowances was a mere 7.0%. Specific and general allowances exceeded gross impaired loans by $219 million as at July 31, 2005, compared to $190 million as at October 31, 2004. The general allowance stood at $333 million, compared to $350 million as at October 31, 2004.

Tier 1 and total capital ratios were 9.2% and 12.1%, respectively, as at July 31, 2005 versus 9.6% and 13.0% as at October 31, 2004. During the first quarter of 2005, the Bank issued $350 million of subordinated debentures and subsequently redeemed the same amount of debentures in the third quarter. During the second quarter, the Bank issued $200 million of First Preferred Shares Series 16. The Bank also ceased to take into account First Preferred Shares Series 13 totalling $175 million for capital ratio purposes. These two items had a negligible impact on capital ratios. As at July 31, 2005, the Bank had repurchased 4.2 million common shares under its normal course issuer bid to repurchase up to 8.4 million shares commenced on January 13, 2005. In addition, risk-weighted assets rose by close to $5 billion or 12%, chiefly because of higher loan volumes.

"I would like to thank the Bank's employees for having contributed to these excellent results," stated Mr. Raymond. "We will continue in this direction with a view to building solid and lasting foundations from which to pursue our growth."

	Objectives	Results 3rd quarter 2005	Results nine months 2005
Growth in earnings per share	5% - 10%	26%	26%
Return on common shareholders' equity	16% - 18%	19.6%	21.1%
Tier 1 capital ratio	More than 8.5%	9.2%	9.2%
Dividend payout ratio	35% - 45%	34%	34%

For more information:

Pierre Fitzgibbon
Senior Vice-President
Finance, Technology and Corporate Affairs
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. *These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.*

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Management's Discussion and Analysis of Financial Condition and Operating Results

August 25, 2005 – *The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with the requirements set out in Regulation 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the third quarter and the nine-month period ended July 31, 2005. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at www.nbc.ca.*

Critical Accounting Estimates

A summary of the significant accounting policies used by the Bank is presented in Note 1 and Note 2 to the audited consolidated financial statements as at October 31, 2004 on pages 90 to 97 of the 2004 Annual Report.

Page 56 of the 2004 Annual Report presents explanations of certain accounting policies that are considered critical because they are important to the presentation of the Bank's financial condition and operating results, and require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. We invite the reader to refer to the Annual Report for these explanations.

Changes in Accounting Policies

On November 1, 2004, the Bank adopted the following accounting standards:

Variable Interest Entities

On November 1, 2004, the Bank adopted Accounting Guideline No.15 "Consolidation of Variable Interest Entities" (AcG-15) issued by the Canadian Institute of Chartered Accountants (CICA). This Guideline is similar to new FASB Interpretation No. 46 (FIN 46R) of the same name and provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" for certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, i.e., the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 resulted in the consolidation of certain mutual funds in which the Bank had a significant investment and the consolidation of the VIE that leases the Bank's head office building. The impact of this standard as at November 1, 2004 was an increase in "Premises and equipment" of $84 million, "Securities" of $54 million, "Other assets" of $3 million, "Other liabilities" of $90 million, "Non-controlling interest" of $45 million and "Retained earnings" of $6 million. Prior-period consolidated financial statements have not been restated for this change.

Investment Companies

On November 1, 2004, the Bank adopted Accounting Guideline No. 18 "Investment Companies" published in January 2004 by the CICA. Under this Guideline, investment companies are required to account for all investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value. The impact of this new Guideline on the consolidated financial statements for the nine-month period ended July 31, 2005 is negligible.

Future Changes in Accounting Policies

Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

In January 2005, the CICA issued three new accounting standards: "Financial Instruments – Recognition and Measurement," "Hedges" and "Comprehensive Income." These standards provide guidance on the recognition and measurement of financial assets, financial liabilities and non-financial derivatives. They also provide guidance on the classification of financial instruments and standards on hedge accounting (see Note 3 to the unaudited interim consolidated financial statements).

These new standards will apply to the Bank effective November 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

Analysis of Results

Operating Results

National Bank reported net income of $207 million for the third quarter ended July 31, 2005, compared to $167 million for the corresponding quarter of 2004, for an increase of 24%. Earnings per share for the quarter totalled $1.20, up 26% from $0.95 per share for the third quarter of 2004. Return on common shareholders' equity was 19.6% for the quarter versus 17.2% for the same period a year earlier.

For the nine months ended July 31, 2005, the Bank recorded net income of $648 million as against $533 million for the corresponding period of 2004, for growth of 22%. At $3.76, earnings per share for the first nine months of fiscal 2005 were up 26% from $2.99 for the year-earlier period. Return on common shareholders' equity was 21.1% for the period compared to 18.4% for the first nine months of 2004.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Results by Segment

Personal and Commercial

Net income for the Personal and Commercial segment totalled $119 million for the third quarter of 2005, up $23 million or 24% from the corresponding quarter of 2004. This performance was due to strong growth in personal and business loan volumes as well as insurance, foreign exchange and credit card revenues, while credit losses declined, especially in the Commercial subsegment.

Net interest income for the quarter was $330 million, up 5% from the $314 million recorded for the same period in 2004. The increase in net interest income was chiefly attributable to greater volumes of personal and business loans, which expanded by $3.7 billion or 9%. However, this increase in volume was offset by the narrowing of the spread by 11 basis points in the third quarter of 2005, compared to the corresponding quarter of 2004. The spread narrowed because of growth in less risky loans, for which the interest spread is narrower.

Other income for the quarter totalled $196 million, up $17 million or 9% from the third quarter of 2004. Insurance revenues increased by $4 million, foreign exchange revenues by $3 million, and credit card revenues by $2 million.

Operating expenses were $321 million for the quarter, compared to $312 million for the same period of 2004, an increase of $9 million or 3%. Investments to improve the technological infrastructure accounted for most of the increase. Nevertheless, the efficiency ratio improved to 61.0% for the third quarter of 2005, compared to 63.3% for the same period in 2004.

For the first nine months of fiscal 2005, net income for the Personal and Commercial segment was $341 million, a 16% increase over the $294 million recorded for the corresponding period of 2004. Revenues for the period rose by 5% due to increased volumes with both retail and commercial clients, higher commissions on business loans, and insurance, foreign exchange and credit card revenues. Although operating expenses rose 3%, the increase was kept below that of revenues. Credit losses were down by almost 20% to $79 million for the first nine months of fiscal 2005.

Wealth Management

Net income for the Wealth Management segment amounted to $30 million for the third quarter of 2005, up 36% from the $22 million posted for the corresponding quarter of 2004.

Total revenues for the segment were $201 million for the quarter, up 17% from the third quarter of 2004. As in previous quarters, this growth was generated by brokerage and private investment management activities.

Operating expenses were $150 million for the quarter, compared to $136 million for the year-earlier period, for an increase of 10%, two thirds of which were due to variable compensation. The efficiency ratio improved to 74.6% for the quarter from 79.1% for the third quarter of 2004.

For the first nine months of 2005, net income for the Wealth Management segment amounted to $88 million, compared to $77 million for the same period of 2004, an increase of 14%. Revenues were up 7% to $601 million, while the efficiency ratio improved to 76.5% for the period, compared to 78.2% for the nine months ended July 31, 2004.

Financial Markets

Net income for the Financial Markets segment totalled $59 million for the third quarter of 2005, an increase of 18% over the corresponding period in 2004. The improvement was attributable to the absence of a provision for credit losses this quarter, while a provision of $12 million had been recorded for the corresponding period a year earlier.

Total revenues for the segment amounted to $229 million for the third quarter of 2005, compared to $221 million for the year-earlier period. Corporate and Investment Banking revenues, which had been high in the third quarter of 2004, and the unfavourable variance due to credit derivatives being recorded at fair market value, were offset by trading revenues in the third quarter of 2005.

Trading Revenues (millions of dollars)	Q3 2005	Q3 2004	Nine months 2005	Nine months 2004
Financial Markets				
Interest rate	11	12	41	46
Equities	86	31	200	131
Commodities and foreign exchange	10	9	19	22
	107	**52**	**260**	**199**
Other segments	(1)	1	3	5
Total	**106**	**53**	**263**	**204**
Breakdown by Income Statement line item				
Net interest income	(26)	40	30	(23)
Other income	94	2	180	211
Taxable equivalent (1)	38	11	53	16
Total	**106**	**53**	**263**	**204**

(1) Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. The use of the taxable equivalent basis is not in accordance with generally accepted accounting principles (GAAP). Securities regulators require that companies caution readers that measures adjusted on a basis other than GAAP do not have standardized meanings under GAAP and may not be comparable to similar measures used by other companies. Please refer to Note 10 to the unaudited interim consolidated financial statements for particulars on the taxable equivalent adjustment to segment results.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Operating expenses for the Financial Markets segment were $139 million for the quarter, compared to $128 million for the third quarter of 2004. Higher variable compensation accounted for most of the total increase in operating expenses.

For the first nine months of 2005, net income for the segment was $200 million, a 10% increase over the same period of 2004, because of substantially lower credit losses.

Other

The net loss for the "Other" heading of segment results was $1 million for the third quarter of 2005, or the same level as the corresponding period of 2004. For the first nine months of fiscal 2005, net income for the "Other" heading of segment results was $19 million as against a net loss of $20 million for the year-earlier period. The variance was chiefly attributable to the gain on the disposal of investments in financial institutions in South America.

Consolidated Results

Total Revenues

Total revenues for the third quarter of 2005 amounted to $889 million, up 4% compared to the $858 million recorded in the corresponding quarter of 2004.

Net interest income was $306 million for the quarter as against $384 million posted in the third quarter of 2004. The decrease was attributable to the $78 million decline in net interest income for the Financial Markets segment, which must be analyzed in conjunction with the trading revenues recorded in other income. Net interest income for Personal and Commercial rose $16 million or 5% to $330 million for the third quarter of 2005, because of higher volumes of personal and business loans, which were partially offset by a narrowing of the spread.

Other income for the third quarter totalled $583 million as against $474 million for the corresponding quarter of 2004. The increase, stemming primarily from trading activities, must be analyzed by taking into consideration the decrease in net interest income for the Financial Markets segment.

The portion of trading revenues recorded as other income rose $92 million from the third quarter of 2004. However, if net interest income related to trading activities is included, total trading revenues for the quarter were up $53 million.

For the quarter, the Bank recorded a $7 million loss under investment account securities compared to a $12 million gain for the year-earlier period. The mark-to-market of credit default swaps accounted for the loss.

Financial market fees totalled $158 million for the quarter, up $6 million over the corresponding period of 2004. Although fees from retail brokerage and institutional brokerage activities rose by $14 million and $11 million respectively, they were offset by a $20 million decline in fees at Corporate and Investment Banking, which had been especially active in the third quarter of 2004.

Credit operations contributed to the solid growth in other income, specifically, the $4 million or 31% increase in credit card revenues to $17 million for the third quarter of 2005, and growth of $6 million, or 8%, in lending fees and revenues from acceptances and letters of credit and guarantee to $82 million.

Trust service and mutual fund fees for the quarter grew $12 million or 19% to $74 million, attributable to private investment management and the National Bank Financial correspondent network.

For the nine-month period ended July 31, 2005, total revenues amounted to $2,772 million, for an increase of $119 million or 4.5% compared to the $2,653 million recorded for the year-earlier period. More than 55% of the increase was attributable to Personal and Commercial, while Wealth Management accounted for one-third of this growth.

Operating Expenses

Operating expenses for the third quarter of 2005 were $616 million compared to $586 million for the corresponding period of 2004, an increase of 5%. The increase stemmed chiefly from salaries and staff benefits, which rose $30 million to $355 million, representing 58% of operating expenses. Two-thirds of the increase were attributable to variable compensation for retail brokerage activities and financial market trading.

For the first nine months of fiscal 2005, operating expenses were $1,853 million, up 5% versus $1,765 million for the corresponding period of 2004. More than 70% of the increase was attributable to compensation, chiefly variable compensation and staff benefits, with the remainder owing primarily to information technology.

Income Taxes

Income taxes for the third quarter of 2005 totalled $46 million, representing an effective tax rate of 17.8%, compared to $68 million and an effective tax rate of 28.2% for the year-earlier period, due to income tax reductions in certain jurisdictions and changes of geographic mix of revenues from financial market activities.

The effective tax rate for the nine-month period ended July 31, 2005 was 24.7% as against 30.4% for the corresponding period of 2004.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed, especially in trading activities, which impacts several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

For the third quarter of 2005, cash and cash equivalents rose $2.7 billion compared to a decrease of $2.5 billion for the third quarter of 2004. As at July 31, 2005, cash and cash equivalents totalled $12.0 billion versus $7.0 billion a year earlier.

Operating activities required cash of $1.6 billion principally because of the increase in trading account securities. For the corresponding quarter of 2004, operating activities required $1.5 billion.

Financing activities generated cash flows of $8.2 billion due to an increase in securities sold short and securities sold under repurchase agreements. For the third quarter of 2004, cash flows from financing activities were negligible.

Lastly, investing activities in the third quarter of 2005 required $3.8 billion in cash owing to the $2.3 billion increase in loans and the $1.4 billion increase in securities purchased under reverse repurchase agreements. For the corresponding period of 2004, investing activities required $1.2 billion mainly because of higher loan volumes.

Risk Management

Credit Risk

The Bank recorded a $15 million provision for credit losses for the third quarter compared to $31 million for the corresponding quarter of 2004. Three-quarters of the reduction were attributable to corporate financing activities in the Financial Markets segment.

Credit losses in the first nine months of fiscal 2005 amounted to $33 million as against $94 million for the same period a year earlier. The drop stemmed from commercial and corporate lending activities.

As at July 31, 2005, the allowance for credit losses exceeded impaired loans by $219 million, compared to $190 million as at October 31, 2004. The $29 million improvement was attributable to all segments that offer business loans. The general allowance for credit losses stood at $333 million at the end of the quarter versus $350 million as at October 31, 2004.

The ratio of gross private impaired loans to total adjusted capital and allowances was excellent at 7.0% as at July 31, 2005 versus 10.9% as at October 31, 2004.

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. The VaR measure is based on a 99% confidence level, which is an estimate of the maximum potential trading loss in 99 out of 100 days, which means that actual losses will probably exceed VaR on only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 63 of the 2004 Annual Report.

The table below entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

Trading Activities [1]

(millions of dollars)

Global VaR by risk category	For the quarter ended July 31, 2005				For the quarter ended April 30, 2005			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(6.1)	(6.7)	(4.7)	(2.8)	(3.9)	(4.1)	(2.9)	(1.8)
Foreign exchange	(1.7)	(2.2)	(1.3)	(0.5)	(1.2)	(2.6)	(1.1)	(0.4)
Equity	(3.8)	(4.7)	(3.5)	(2.4)	(2.6)	(4.8)	(3.1)	(2.3)
Commodity	(0.8)	(0.9)	(0.7)	(0.6)	(0.8)	(0.9)	(0.6)	(0.4)
Correlation effect [2]	5.5	6.5	4.4	2.3	4.8	6.1	3.6	2.0
Global VaR	**(6.9)**	**(8.0)**	**(5.8)**	**(4.0)**	**(3.7)**	**(6.3)**	**(4.1)**	**(2.9)**

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.

(2) The correlation effect is the result of the diversification of types of risk.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Balance Sheet

As at July 31, 2005, the Bank's assets stood at $110.6 billion compared to $88.7 billion as at October 31, 2004. Loans and acceptances were up $4.1 billion. Moreover, cash resources, securities and securities purchased under reverse repurchase agreements rose $16.7 billion. The following table presents the main portfolios.

Average monthly volumes (millions of dollars)	**July 2005**	**October 2004**	**July 2004**
Loans and acceptances*			
Residential mortgages	20,419	19,554	19,228
Consumer loans	7,832	6,491	6,119
Credit card receivables	1,680	1,589	1,543
SME loans	15,169	14,354	14,372
Corporate loans	2,892	2,922	3,238
	47,992	**44,910**	**44,500**
Deposits			
Personal (balance)	25,476	24,008	24,252
Off-balance sheet personal savings (balance)	63,776	57,207	56,994
Business	11,250	10,668	10,825

* including securitized assets

As at July 31, 2005, residential mortgage loans amounted to $20.4 billion, up $865 million from October 31, 2004 and $1.2 billion or 6% higher compared to July 31, 2004. At $7.8 billion, the volume of consumer loans has increased 21% since the beginning of the fiscal year. Consumer loans were up $1.7 billion or 28% from July 31, 2004, with approximately 40% of this strong growth attributable to volumes from partnerships. Credit card receivables increased 9% year-over-year to reach $1.7 billion as at July 31, 2005. SME loans and acceptances were $15.2 billion at the end of the third quarter as compared to $14.4 billion at the end of fiscal 2004, an increase of close to 6%. Corporate loans have remained relatively stable since the start of the fiscal year.

Personal deposits stood at $25.5 billion as at July 31, 2005, up 1.5 billion from $24.0 billion as at October 31, 2004. The increase stems from deposits distributed by Altamira. Off-balance sheet personal savings administered by the Bank as at July 31, 2005 totalled $63.8 billion, an increase of $6.6 billion or 11% since the end of the previous fiscal year. The increase was primarily attributable to savings administered by the brokerage subsidiaries.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, were 9.2% and 12.1%, respectively, as at July 31, 2005, compared to 9.6% and 13.0% as at October 31, 2004.

During the first quarter, the Bank issued $350 million of subordinated debentures and subsequently redeemed the same amount in the third quarter of 2005.

On March 15, 2005, the Bank issued 8,000,000 Non-Cumulative Fixed Rate First Preferred Shares Series 16 to take advantage of the current market conditions which allowed the Bank to issue the shares at a rate considerably lower than the 6.15% fixed rate that would likely have been the rate at which dividends would have been paid on the 7,000,000 Non-Cumulative First Preferred Shares Series 13 after August 15, 2005. The Bank ceased to take into account the Non-Cumulative First Preferred Shares Series 13 as Tier 1 capital for Capital Adequacy purpose effective March 15, 2005, date at which the Non-Cumulative Fixed Rate First Preferred Shares Series 16 have been issued. The Bank has received approval to redeem the Non-Cumulative First Preferred Shares Series 13 on August 15, 2005.

During the third quarter of fiscal 2005, the Bank repurchased 1.4 million common shares for a total of $75 million, as part of a normal course issuer bid to repurchase up to 8.4 million shares commenced on January 13, 2005. Since the start of fiscal 2005, the Bank has repurchased 4.2 million common shares for a total of $224 million.

In addition, risk-weighted assets rose by close to $5 billion or 12%, chiefly because of higher loan volumes.

Dividends

At its meeting on August 25, 2005, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 44 cents per common share payable on November 1, 2005 to shareholders of record on September 22, 2005.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Additional Financial Information

(unaudited)
(millions of dollars except per share amounts)

	2005			2004				2003	2004	2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Total	Total
Total revenues	**$889**	$900	$983	$892	$858	$884	$911	$903	$3,545	$3,363
Net income	**207**	202	239	192	167	180	186	158	725	624
Earnings per share										
Basic	**1.20**	1.17	1.39	1.11	0.95	1.01	1.03	0.87	4.10	3.37
Diluted	**1.18**	1.15	1.37	1.09	0.94	1.00	1.02	0.86	4.05	3.34
Dividends per common share	**0.44**	0.42	0.42	0.38	0.38	0.33	0.33	0.28	1.42	1.08
Return on common shareholders' equity	**19.6%**	19.9%	23.6%	19.7%	17.2%	19.0%	19.0%	16.4%	18.8%	16.5%
Total assets	**$110,593**	$99,917	$91,703	$88,721	$85,481	$86,466	$83,156	$84,626		
Impaired loans										
Net private	**$114**	$119	$134	$160	$199	$219	$232	$248		
Designated countries										
Gross outstanding	**–**	–	–	–	–	10	10	22		
Allowances	**–**	–	–	–	–	9	8	19		
Net total	**$114**	$119	$134	$160	$199	$220	$234	$251		
Per common share										
Book value	**$24.70**	$24.19	$23.97	$22.87	$22.30	$21.94	$21.81	$21.32		
Stock trading range										
High	**58.21**	55.24	49.75	48.78	45.50	47.93	45.00	41.19		
Low	**51.60**	48.72	46.39	42.31	42.72	43.27	40.17	34.50		

Highlights

(unaudited)	Quarter ended July 31 2005	Quarter ended July 31 2004	% Change	Nine months ended July 31 2005	Nine months ended July 31 2004	% Change
Operating results						
(millions of dollars)						
Total revenues	**$889**	$858	4	**$2,772**	$2,653	4
Net income	**207**	167	24	**648**	533	22
Return on common shareholders' equity	**19.6%**	17.2%		**21.1%**	18.4%	
Per common share						
Earnings - basic	**$1.20**	$0.95	26	**$3.76**	$2.99	26
Dividends paid	**0.44**	0.38	16	**1.28**	1.04	23
Book value				**24.70**	22.30	11
Stock trading range						
High	**58.21**	45.50		**58.21**	47.93	
Low	**51.60**	42.72		**46.39**	40.17	
Close	**57.30**	44.76		**57.30**	44.76	

Financial position (millions of dollars)	July 31 2005	October 31 2004	
Total assets	**$110,593**	$88,721	25
Loans and acceptances	**48,637**	44,574	9
Deposits	**60,993**	53,432	14
Subordinated debentures and shareholders' equity	**6,062**	5,612	8
Capital ratios - BIS			
Tier 1	**9.2%**	9.6%	
Total	**12.1%**	13.0%	
Impaired loans, net of specific and general allowances	**(219)**	(190)	
as a % of loans and acceptances	**(0.5)%**	(0.4)%	
Assets under administration/management	**205,982**	180,598	
Total personal savings	**89,252**	81,215	
Interest coverage	**11.49**	12.61	
Asset coverage	**3.77**	3.42	
Other information			
Number of employees	**17,049**	16,555	3
Number of branches in Canada	**460**	462	-
Number of banking machines	**774**	770	1

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended July 31 2005	Quarter ended April 30 2005	Quarter ended July 31 2004	Nine months ended July 31 2005	Nine months ended July 31 2004
Interest income and dividends					
Loans	**538**	506	466	**1,554**	1,408
Securities	**189**	182	152	**550**	433
Deposits with financial institutions	**52**	46	28	**126**	89
	779	734	646	**2,230**	1,930
Interest expense					
Deposits	**332**	253	173	**846**	606
Subordinated debentures	**25**	28	25	**78**	75
Other	**116**	74	64	**271**	266
	473	355	262	**1,195**	947
Net interest income	**306**	379	384	**1,035**	983
Other income					
Financial market fees	**158**	189	152	**516**	494
Deposit and payment service charges	**51**	49	50	**149**	150
Trading revenues	**94**	2	2	**180**	211
Gains (losses) on investment account securities, net	**(7)**	17	12	**87**	40
Card service revenues	**17**	17	13	**49**	37
Lending fees	**67**	57	59	**182**	193
Acceptances, letters of credit and guarantee	**15**	15	17	**46**	49
Securitization revenues	**48**	47	45	**143**	139
Foreign exchange revenues	**20**	18	18	**56**	55
Trust services and mutual funds	**74**	69	62	**208**	181
Other	**46**	41	44	**121**	121
	583	521	474	**1,737**	1,670
Total revenues	**889**	900	858	**2,772**	2,653
Provision for credit losses	**15**	1	31	**33**	94
	874	899	827	**2,739**	2,559
Operating expenses					
Salaries and staff benefits	**355**	357	325	**1,080**	1,017
Occupancy	**45**	46	46	**136**	140
Computers and equipment	**85**	93	81	**262**	238
Communications	**19**	21	19	**59**	58
Professional fees	**33**	32	42	**89**	98
Other	**79**	75	73	**227**	214
	616	624	586	**1,853**	1,765
Income before income taxes and non-controlling interest	**258**	275	241	**886**	794
Income taxes	**46**	66	68	**219**	241
	212	209	173	**667**	553
Non-controlling interest	**5**	7	6	**19**	20
Net income	**207**	202	167	**648**	533
Dividends on preferred shares	**8**	7	6	**21**	18
Net income available to common shareholders	**199**	195	161	**627**	515
Number of common shares outstanding (thousands)					
Average - basic	**165,363**	167,327	169,332	**166,789**	172,008
Average - diluted	**167,849**	169,938	171,634	**169,310**	174,386
End of period	**165,096**	165,744	168,058	**165,096**	168,058
Earnings per common share					
Basic	**1.20**	1.17	0.95	**3.76**	2.99
Diluted	**1.18**	1.15	0.94	**3.70**	2.96
Dividends per common share	**0.44**	0.42	0.38	**1.28**	1.04

Consolidated Balance Sheet

(unaudited) (millions of dollars)	July 31 2005	April 30 2005	October 31 2004	July 31 2004
ASSETS				
Cash resources				
Cash	**232**	208	481	226
Deposits with financial institutions	**11,799**	9,089	5,296	6,743
	12,031	9,297	5,777	6,969
Securities				
Investment account	**6,938**	6,808	7,428	5,631
Trading account	**27,745**	24,347	20,561	18,992
Loan substitutes	**7**	7	18	18
	34,690	31,162	28,007	24,641
Securities purchased under reverse repurchase agreements	**8,270**	6,843	4,496	4,451
Loans				
Residential mortgage	**16,005**	15,446	15,500	15,170
Personal and credit card	**9,292**	8,689	7,825	7,146
Business and government	**20,978**	19,896	18,751	19,394
Allowance for credit losses	**(480)**	(485)	(578)	(622)
	45,795	43,546	41,498	41,088
Other				
Customers' liability under acceptances	**2,842**	2,902	3,076	3,038
Premises and equipment	**345**	343	267	272
Goodwill	**662**	662	662	662
Intangible assets	**179**	179	180	181
Other assets	**5,779**	4,983	4,758	4,179
	9,807	9,069	8,943	8,332
	110,593	99,917	88,721	85,481
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Personal	**25,476**	25,034	24,008	24,252
Business and government	**28,474**	27,786	23,966	23,483
Deposit-taking institutions	**7,043**	8,926	5,458	6,533
	60,993	61,746	53,432	54,268
Other				
Acceptances	**2,842**	2,902	3,076	3,038
Obligations related to securities sold short	**16,776**	15,088	10,204	9,140
Securities sold under repurchase agreements	**14,526**	6,885	8,182	7,233
Other liabilities	**8,979**	6,514	7,845	5,804
	43,123	31,389	29,307	25,215
Subordinated debentures	**1,409**	1,770	1,408	1,474
Non-controlling interest	**415**	427	370	402
Shareholders' equity				
Preferred shares	**575**	575	375	375
Common shares	**1,557**	1,552	1,545	1,544
Contributed surplus	**12**	10	7	6
Unrealized foreign currency translation adjustments	**(10)**	(1)	(10)	-
Retained earnings	**2,519**	2,449	2,287	2,197
	4,653	4,585	4,204	4,122
	110,593	99,917	88,721	85,481

Consolidated Statement of Cash Flows

(unaudited) (millions of dollars)	Quarter ended July 31 2005	Quarter ended July 31 2004	Nine months ended July 31 2005	Nine months ended July 31 2004
Cash flows from operating activities				
Net income	**207**	167	**648**	533
Adjustments for:				
Provision for credit losses	**15**	31	**33**	94
Amortization of premises and equipment	**15**	12	**45**	37
Future income taxes	**(1)**	(1)	**(30)**	-
Translation adjustment on foreign currency subordinated debentures	**(11)**	(14)	**1**	3
Losses (gains) on sale of investment account securities, net	**7**	(12)	**(87)**	(40)
Gains on asset securitization	**(32)**	(18)	**(87)**	(53)
Stock option expense	**2**	2	**5**	4
Change in interest payable	**50**	(8)	**62**	(2)
Change in interest and dividends receivable	**12**	46	**(12)**	226
Change in income taxes payable	**(18)**	9	**10**	(144)
Change in unrealized losses (gains) and net amounts payable on derivative contracts	**(54)**	200	**(46)**	28
Change in trading account securities	**(3,398)**	(653)	**(7,184)**	159
Excess of pension plan contributions over expenses	**-**	-	**-**	(20)
Change in other items	**1,632**	(1,243)	**270**	(455)
	(1,574)	(1,482)	**(6,372)**	370
Cash flows from financing activities				
Change in deposits	**(753)**	(387)	**7,561**	2,805
Issuance of subordinated debentures	**-**	-	**350**	-
Repurchase of subordinated debentures	**(350)**	-	**(350)**	(45)
Issuance of common shares	**18**	4	**51**	31
Issuance of preferred shares	**-**	-	**200**	-
Repurchase of common shares for cancellation	**(75)**	(78)	**(224)**	(341)
Dividends paid on common shares	**-**	(65)	**(205)**	(180)
Dividends paid on preferred shares	**(7)**	(6)	**(19)**	(18)
Change in obligations related to securities sold short	**1,688**	(341)	**6,572**	683
Change in securities sold under repurchase agreements	**7,641**	1,025	**6,344**	(1,441)
Change in other items	**(9)**	(2)	**(4)**	(6)
	8,153	150	**20,276**	1,488
Cash flows from investing activities				
Change in loans	**(2,336)**	(1,641)	**(5,645)**	(4,037)
Proceeds from securitization of assets	**278**	516	**2,021**	1,236
Maturity of securitized assets	**(206)**	-	**(706)**	-
Purchases of investment account securities	**(9,226)**	(3,232)	**(21,281)**	(8,112)
Sales of investment account securities	**9,089**	3,438	**21,858**	9,519
Change in securities purchased under reverse repurchase agreements	**(1,427)**	(217)	**(3,774)**	(496)
Net acquisitions of premises and equipment	**(17)**	(16)	**(123)**	(46)
	(3,845)	(1,152)	**(7,650)**	(1,936)
Increase (decrease) in cash and cash equivalents	**2,734**	(2,484)	**6,254**	(78)
Cash and cash equivalents at beginning	**9,297**	9,453	**5,777**	7,047
Cash and cash equivalents at end	**12,031**	6,969	**12,031**	6,969
Cash and cash equivalents				
Cash	**232**	226	**232**	226
Deposits with financial institutions	**11,799**	6,743	**11,799**	6,743
	12,031	6,969	**12,031**	6,969
Supplementary information				
Interest and dividends paid	**430**	341	**1,357**	1,147
Income taxes paid	**63**	58	**239**	387

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) (millions of dollars)	Nine months ended July 31 2005	2004
Preferred shares at beginning	**375**	375
Issuance of preferred shares, Series 16 (Note 7)	**200**	-
Preferred shares at end	**575**	375
Common shares at beginning	**1,545**	1,583
Issuance of common shares	**51**	32
Repurchase of common shares for cancellation (Note 7)	**(39)**	(71)
Impact of shares acquired/sold for trading purposes	**-**	-
Common shares at end	**1,557**	1,544
Contributed surplus at beginning	**7**	2
Stock option expense	**5**	4
Contributed surplus at end	**12**	6
Unrealized foreign currency translation adjustments at beginning	**(10)**	6
Gains (losses) on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes	**-**	(6)
Unrealized foreign currency translation adjustments at end	**(10)**	-
Retained earnings at beginning	**2,287**	2,131
Net income	**648**	533
Initial adoption of AcG-15 (Note 2)	**6**	-
Dividends		
Preferred shares	**(21)**	(17)
Common shares	**(214)**	(179)
Premium paid on common shares repurchased for cancellation (Note 7)	**(185)**	(271)
Share issuance and other expenses, net of income taxes	**(2)**	-
Retained earnings at end	**2,519**	2,197
Shareholders' equity	**4,653**	4,122

Notes to the Consolidated Financial Statements

(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2004. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2005.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2004, except for the new standards described in Note 2.

2. Recent Accounting Standards Adopted

Variable interest entities

On November 1, 2004, the Bank adopted Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15) issued by the Canadian Institute of Chartered Accountants (CICA). This Guideline is similar to new FASB Interpretation No. 46 (FIN 46R) "Consolidation of Variable Interest Entities" and provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" for certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, i.e., the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 resulted in the consolidation of certain mutual funds in which the Bank has a significant investment and the consolidation of the VIE that leases the Bank's head office building under a capital lease. The impact of the application of this standard as at November 1, 2004 was an increase in "Premises and equipment" of $84 million, "Securities" of $54 million, "Other assets" of $3 million, "Other liabilities" of $90 million, "Non-controlling interest" of $45 million, and "Retained earnings" of $6 million. Prior period consolidated financial statements have not been restated for this change.

Investment companies

In January 2004, the CICA issued Accounting Guideline No. 18 "Investment Companies" (AcG-18). Under this Guideline, investment companies are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. AcG-18 sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value.

The provisions of this Guideline have applied to the Bank since November 1, 2004. They have been applied prospectively.

The impact of the adoption of this new Guideline on the consolidated financial statements for the nine-month period ended July 31, 2005 is negligible.

3. Recent Accounting Standards Pending Adoption

Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

In January 2005, the CICA issued three new standards: "Financial Instruments – Recognition and Measurement," "Hedges" and "Comprehensive Income." The main consequences of implementing these standards are described below.

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are available for sale will be reported in Other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Consolidated Balance Sheet.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the Consolidated Statement of Income. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in Other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

Other comprehensive income, which comprises the above items as well as unrealized exchange gains and losses on self-sustaining foreign operations (net of hedging activities), will be included as a separate component of the Consolidated Statement of Changes in Shareholders' Equity. A new statement entitled "Statement of Comprehensive Income" will be added to the Bank's consolidated financial statements.

These new standards will apply to the Bank effective November 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

Notes to the Consolidated Financial Statements (cont.)
(unaudited) (millions of dollars)

4. Loans and Impaired Loans

		Impaired loans		
	Gross amount	Gross	Specific allowances	Net balance
July 31, 2005				
Residential mortgage	16,005	6	2	4
Personal and credit card	9,292	35	18	17
Business and government	20,978	220	127	93
	46,275	261	147	114
General allowance [1]				(333)
Impaired loans, net of specific and general allowances				(219)
October 31, 2004				
Residential mortgage	15,500	4	2	2
Personal and credit card	7,825	32	17	15
Business and government	18,751	352	209	143
	42,076	388	228	160
General allowance [1]				(350)
Impaired loans, net of specific and general allowances				(190)

(1) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

5. Allowance for Credit Losses

The changes made to allowances are as follows:

				Nine months ended	
	Specific allowances	Allocated general allowance	Unallocated general allowance	**July 31 2005**	July 31 2004
Allowances at beginning	228	272	78	**578**	630
Provision for credit losses	50	–	(17)	**33**	94
Write-offs	(171)	–	–	**(171)**	(149)
Recoveries	40	–	–	**40**	47
Allowances at end	147	272	61	**480**	622

6. Pension and Other Employee Future Benefits

	Quarter ended			Nine months ended	
	July 31 2005	April 30 2005	July 31 2004	**July 31 2005**	July 31 2004
Pension benefit expense	**14**	13	11	**38**	33
Other employee future benefit expense	**2**	2	2	**4**	6

Notes to the Consolidated Financial Statements (cont.)
(unaudited) (millions of dollars)

7. Share Capital

Issued and fully paid as at July 31, 2005	
First preferred shares	
7,000,000 shares, Series 13	175
8,000,000 shares, Series 15	200
8,000,000 shares, Series 16	200
	575
165,096,215 common shares	1,557
	2,132
5,856,460 stock options outstanding	N/A

Issuance of preferred shares
On March 15, 2005, the Bank issued 8,000,000 First Preferred Shares Series 16 with non-cumulative dividends of $0.303125 per share payable quarterly for a cash consideration of $194 million, net of commissions of $6 million.

On August 15, 2005, the Bank received approval to redeem, for cancellation, the aggregate 7,000,000 Non-Cumulative First Preferred Shares Series 13 at a price of $25.00 per share, plus $0.40, representing declared and unpaid dividends per share up to the redemption date.

Repurchase of common shares
On January 13, 2005, the Bank commenced a normal course issuer bid to repurchase, for cancellation, up to 8,400,000 common shares over a 12-month period ending no later than January 12, 2006. Repurchases are made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares are charged to retained earnings.

As at July 31, 2005, the Bank had completed the repurchase of 4,178,900 common shares at a cost of $224 million, which reduced common share capital by $39 million and retained earnings by $185 million.

8. Securitization

CMHC-guaranteed mortgage loans
During the nine months ended July 31, 2005, the Bank securitized $1,222 million of guaranteed residential mortgage loans through the creation of mortgage-backed securities ($278 million for the three months ended July 31, 2005). The Bank sold $1,131 million of these securities in addition to $10 million of mortgage-backed securities created in October 2001 ($278 million and $58 million of mortgage-backed securities created in March 2005 and October 2001, respectively, for the three months ended July 31, 2005). Mortgage-backed securities created and not sold remain on the Consolidated Balance Sheet under "Securities – Investment account." The Bank received net cash proceeds of $1,135 million and retained the rights to the excess spread of $54 million earned on the mortgage loans ($335 million and $16 million, respectively, for the three months ended July 31, 2005). The Bank also recorded a servicing liability of $7 million ($2 million for the three months ended July 31, 2005). A pre-tax gain of $41 million, net of transaction fees, was recognized in the Consolidated Statement of Income under "Securitization revenues" ($13 million for the three months ended July 31, 2005).

Personal loans
A series of personal loan-backed notes (personal loans sold by the Bank) totalling $206 million issued by a trust in 2002 matured in July 2005. The remaining two series of notes total $309 million as at July 31, 2005.

Credit card receivables
Credit card-backed investor certificates in the amount of $500 million issued by a trust in 1998 matured in March 2005. In addition, the Bank sold $800 million of credit card receivables to this trust during the second quarter ended April 30, 2005. The Bank received cash proceeds of $795 million and retained the rights to the excess spread of $21 million generated by the receivables, net of credit losses. The Bank also recorded a servicing liability of $4 million as well as a pre-tax gain of approximately $12 million, net of transaction fees of $5 million. As a result of these transactions, total securitized credit card receivables increased by $300 million in the second quarter of 2005 to $1.2 billion as at July 31, 2005.

9. Subordinated Debentures

On December 20, 2004, the Bank issued $350 million of subordinated debentures under its Canadian Medium Term Note Program. The issue, Series 3 Medium Term Notes, matures in December 2019. Interest on this issue is payable semi-annually at a fixed rate of 4.926% until December 22, 2014, and at a floating rate equal to the rate on three-month bankers' acceptances plus 1.00% (paid quarterly) thereafter to maturity.

During the third quarter, the Bank redeemed a subordinated debenture in the amount of $350 million of dollars maturing June 7, 2010 at a rate of 6.90%.

Notes to the Consolidated Financial Statements (cont.)
(unaudited) (millions of dollars)

10. Segment Disclosures

Quarter ended July 31

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Net interest income [1]	330	314	25	24	20	98	(69)	(52)	306	384
Other income [1]	196	179	176	148	209	123	2	24	583	474
Total revenues	526	493	201	172	229	221	(67)	(28)	889	858
Operating expenses	321	312	150	136	139	128	6	10	616	586
Contribution	205	181	51	36	90	93	(73)	(38)	273	272
Provision for credit losses	26	32	–	–	–	12	(11)	(13)	15	31
Income before income taxes and non-controlling interest	179	149	51	36	90	81	(62)	(25)	258	241
Income taxes [1]	60	53	20	13	31	31	(65)	(29)	46	68
Non-controlling interest	–	–	1	1	–	–	4	5	5	6
Net income (net loss)	119	96	30	22	59	50	(1)	(1)	207	167
Average assets	44,576	40,929	872	844	55,456	42,967	(5,458)	(4,453)	95,446	80,287

Nine months ended July 31

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Net interest income [2]	968	935	73	70	189	146	(195)	(168)	1,035	983
Other income [2]	555	522	528	493	564	592	90	63	1,737	1,670
Total revenues	1,523	1,457	601	563	753	738	(105)	(105)	2,772	2,653
Operating expenses	933	902	460	440	445	396	15	27	1,853	1,765
Contribution	590	555	141	123	308	342	(120)	(132)	919	888
Provision for credit losses	79	97	–	–	4	53	(50)	(56)	33	94
Income before income taxes and non-controlling interest	511	458	141	123	304	289	(70)	(76)	886	794
Income taxes [2]	170	164	50	43	103	107	(104)	(73)	219	241
Non-controlling interest	–	–	3	3	1	–	15	17	19	20
Net income (net loss)	341	294	88	77	200	182	19	(20)	648	533
Average assets	43,434	40,146	880	832	49,407	43,057	(5,524)	(5,159)	88,197	78,876

Personal and Commercial
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, discount brokerage, mutual funds, trust services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
The Other heading comprises securitization operations, gains on the sale of operations, certain non-recurring items and the unallocated portion of centralized services.

Taxable equivalent
(1) The accounting policies are the same as those described in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $24 million ($15 million in 2004) and other income by $36 million ($13 million in 2004). An equal amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

(2) For the nine months ended July 31, 2005, net interest income was grossed up by $63 million ($45 million in 2004) and other income by $52 million ($24 million in 2004). An equivalent amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

Economic Commentary

Global economy returns to its trend growth pattern

After peaking at 5.0% in 2004, the world economy is expected to grow by 4.3% in 2005. In 2006, high oil prices and the tighter monetary conditions in several countries will likely act as a drag on the economy, slowing growth to 3.6%, a pace close to its long-term trend.

How well the global economy performs will depend largely on the United States and China. Rapid industrialization and urbanization have turned China into a major source of demand for raw materials – a source on which its suppliers, beginning with developing countries in Asia and Latin America, are reliant.

While economic expansion in China has not yet triggered an inflationary spiral, this is partly due to government price controls. As has consistently been seen elsewhere, such controls ultimately give rise to shortages, and sooner or later the authorities will have to let prices reflect reality. When this happens, the ensuing price hikes will slow both domestic and foreign demand for Chinese products. So, although the Chinese economy will continue to power ahead at an impressive rate, growth could gear down from 8.9% in 2005 to 7.5% in 2006.

Even though the Fed has raised its target rate ten consecutive times since the end of June 2004, monetary policy in the United States remains stimulative. With corporate bond rates lagging behind short-term interest rates, businesses are enjoying modest financing costs. Productivity gains continue to be solid, but not at the expense of regular job growth. For households, greater real estate wealth offsets rising energy costs. These factors, all told, add up to a vibrant economy, with growth in 2005 expected to be between 3.5% and 4.0%. Even tax revenues are up, resulting in a brighter outlook for the federal budget deficit.

On the other side of the coin, because of the tight job market, salary gains are pushing up unit labour costs. Profit margins are still high, indicating that companies have some leverage in setting sales prices. It is unlikely the Fed will allow salary pressures to fuel inflation. Everything points to a continued tightening of monetary conditions. The target federal funds rate, which currently stands at 3.50%, should reach 4.50% during the first six months of 2006 – a year when quarterly economic growth should be more modest than in 2005.

In Canada, where the Bank of Canada aimed to bolster domestic demand in order to smooth the economy's adjustment to the rising dollar, monetary tightening has been far less pronounced. In real terms, the foreign trade surplus, at 5.5% of GDP in 2002, shrank to virtually nothing in the first quarter of 2005. However, in current dollars, a substantial trade surplus equal to just over 3% of GDP remained.

In fact, at the same time as the loonie has soared skyward, Canada's terms of trade have improved considerably due to the sharp rise in global commodity prices. The resources sector in general has experienced a substantial jump in earnings and the value of exports. Companies with sales that are narrowly exposed to foreign competition have benefitted from strong domestic demand and lower prices for imported inputs. On the downside, producers of finished goods have shed market share in both Canada and the United States.

The current environment is producing growth that is unequally distributed across the regions. The Western Provinces have reaped the lion's share of the benefits of improved terms of trade and investments in the energy sector. Quebec and Ontario, for their part, have each lost more than 50,000 manufacturing jobs. For 2003 and 2004 combined, Quebec was the povince where the trade balance had the strongest negative impact on economic growth, while damage in Ontario was limited due to robust automobile exports in 2004.

Canada's overall economic growth rate should be around 3% in both 2005 and 2006. Unlike other provincial economies, those of the Western Provinces will likely outpace the national average. In 2005, growth in Quebec should be 2.3%. Currency stabilization and the development of energy resources, specifically wind power, are expected to spur economic expansion in 2006, when growth should be 2.7%.

For a more detailed analysis and up-to-date information on the state of the global and local economy, we invite you to consult the following National Bank economic publications:

Economic and Financial Outlook: A complete survey of the economic outlook in North America and abroad, the provincial economies, and financial markets and sectors. Published twice a year.

Monthly Economic Monitor: An overview of recent economic developments in Canada, the United States and around the world, with an update of our economic forecast.

Economic Weekly: A weekly analysis of current economic issues along with the latest figures for selected indicators of foreign, North American and provincial economies, and commodity prices.

These publications are available on the Bank's website at www.nbc.ca under Economic Analysis in the menu on the right-hand side of the screen.

Bank News

National Bank lends a hand to health care: The Bank is contributing to advances in medical research by supporting the efforts of institutions conducting research into cystic fibrosis, heart disease and prostate cancer. Specifically, the Bank recently announced donations of $120,000 to the Quebec Cystic Fibrosis Association, $400,000 to the Toronto General and Western Hospital Foundation (University Health Network) and $100,000 to ProCURE Alliance. Moreover, the Bank donated $50,000 to Ottawa's *Fondation de l'Hôpital Montfort*, the only French-language community and academic establishment offering short-term care in Ontario and Western Canada, and announced a $1.25 million donation to the Fondation de l'Hôpital Sainte-Justine for the creation of the *Carrefour de recherche clinique Banque Nationale*, a clinical research centre that will develop new health care treatments for children.

One million dollars for Université Laval: National Bank, a proud partner of *Université Laval* for more than 35 years, announced a $1 million donation to the institution to create a permanent recruitment scholarship fund for Master's and doctoral students in administration, economics and actuarial programs. Through this fund, a $10,000 scholarship will be awarded each year to a student in each of these fields.

Charles Guay honoured twice: Charles Guay, President and Chief Operating Officer of National Bank Securities, President and Chief Executive Officer of Altamira, and Senior Vice-President - Mutual Funds, National Bank, was recently named to the prestigious *Top 40 Under 40* group of young managers. Mr. Guay also took top honours in the Young Manager category of the Quebec-wide ARISTA competition, organized by the *Jeune Chambre de commerce de Montréal*, which pays tribute to top managerial talent among young business people in the province.

Innovation continues at National Bank Direct Brokerage: NBDB has a new name, revamped technological tools and an expanded service offering. To better reflect the type of services offered and its dynamic customer service approach, National Bank Discount Brokerage has been renamed National Bank Direct Brokerage. In addition, NBDB's Internet trading site has had a complete makeover and now boasts new functionalities that make it easier for users to navigate and access information.

One of the best corporate citizens in the country: National Bank ranked 15th in the 2005 list of Best 50 Corporate Citizens in Canada, which recognizes those companies that are best living up to their civil foundation responsibilities. This is a great honour that testifies to the Bank's efforts in this area and to the importance the Bank gives to its social responsibility. The list is drawn up each year by the business magazine *Corporate Knights*, which was distributed as an insert in the June 1, 2005 edition of *The Globe and Mail*. Companies' performance is assessed based on selected key indicators.

Management Appointments: Louis Vachon, Chairman of the Board of Directors of National Bank Financial Group and Natcan Investment Management since 2004, recently assumed the duties of Chief Executive Officer of National Bank Financial Group following the decision by Kym Anthony to step down as President and Chief Executive Officer. Mr. Vachon joined National Bank in 1996.

Pierre Fitzgibbon was recently appointed Senior Vice-President - Finance, Technology and Corporate Affairs. Mr. Fitzgibbon, who had served as Vice-Chairman - Corporate and Investment Banking at National Bank Financial since January 2002, will succeed Michel Labonté, who will reach the maximum retirement age set by the Bank at the end of 2005.

New Allure credit card launched: National Bank recently launched the new *Allure* MasterCard, designed with Quebec women in mind. In addition to the card's exclusive advantages, including a 10% discount at participating retail outlets, a yearly donation will be made to the Quebec Breast Cancer Foundation for all purchases made with the card.

National Bank rising through the Investor 500 ranks: The Bank ranked 25th in terms of one-year return among Canada's 50 largest companies, according to the prestigious *Canadian Business* Investor 500. With a total return of 17% over the 12-month period ended April 15, 2005, the Bank advanced two places compared to 2004 and pulled ahead of four of the five major Canadian banks in this category. Based on market capitalization, i.e., the company's stock market value, the Bank ranked in the Top 50 in the overall ranking of the 500 largest companies in Canada, coming in at 36th place. In the same ranking, it placed 27th in terms of earnings.

National Bank and IBM take the "Connected to Your Business" trailer on the road: For the second year in a row, the trailer will be travelling to several large cities across Quebec to raise awareness among SMEs of the importance of innovation. As Quebec's leading bank for business, National Bank seeks to support the development and growth of the province's SMEs.

One of the 50 Best Employers in Canada: The Bank placed 40th in the prestigious 2005 list of "50 Best Employers in Canada." This list, drawn up each year by Hewitt and Associates in cooperation with *Report on Business Magazine* and the daily newspaper *La Presse*, is based on the opinions of employees, officers and human resource professionals at participating organizations.

Excellence in corporate governance: National Bank was recognized in the Large Company category of the third annual Korn/Ferry-*Revue Commerce* Awards for excellence in corporate governance. These awards are given to companies that have put in place rules and practices that go beyond what is required by existing standards. This honour is evidence of the Bank's resolve to give corporate governance a strategic dimension and make corporate governance a vital part of its corporate culture.

Quality assured: In a quality assurance assessment by the Institute of Internal Auditors, National Bank's Internal Audit Department received top marks for the quality of its internal auditing practices.

National Bank Insurance expands its service offering: Five years after entering the market, National Bank Insurance, which has seen rapid growth with car insurance, has recently expanded its range of general insurance products in Quebec. Home insurance will be introduced in phases. It is currently available to Bank employees, but will be progressively offered to Bank clients and other National Bank Insurance clients over the course of the year.

Elimination of the foreign content limit: Now that the federal budget has received Royal Assent and the foreign content cap has been lifted, National Bank Securities is immediately passing the benefits on to its clients by ending its foreign content monitoring program. Canadian investors who hold registered accounts can now invest in foreign content funds with no restrictions.

www.nbc.ca

National Bank of Canada
Information for Shareholders and Investors

Investor Relations
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196
E-mail: **investorrelations@nbc.ca**
Website: **www.nbc.ca/investorrelations**

Public Relations
600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

Website: **www.nbc.ca**
General inquiries: **telnat@nbc.ca**

Next quarterly report publication date for fiscal 2004-2005
Fourth quarter December 8, 2005

DISCLOSURE OF 3rd QUARTER 2005 RESULTS

Conference call:
- A conference call for analysts and institutional investors will be held on **August 25, 2005 at 1:30 p.m. EDT.**
- Access by telephone in a listen-only mode: **(416) 340-2216** or **1-866-898-9626**
- A recording of the conference call can be heard until September 1, 2005 by calling **(416) 695-5800** or **1-800-408-3053**. The access code is **3159782**.

Webcast:
- The conference call will be webcast live at **www.nbc.ca/investorrelations.**
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents
- The quarterly financial statements are available at all times on National Bank's website at **www.nbc.ca/investorrelations**.
- The Report to Shareholders, Supplementary Financial Information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer Agent and Registrar
For information about stock transfers, address changes, dividends, lost stock certificates, tax forms and estate transfers, shareholders are requested to contact the transfer agent, National Bank Trust Inc., at the address and telephone numbers below.

National Bank Trust Inc.
Share Ownership Management
1100 University, 9th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442
Email: **clientele@tbn.bnc.ca**

Direct Deposit Service for Dividends
Shareholders may have their dividend payments deposited directly via electronic funds transfer to an account at any financial institution that is a member of the Canadian Payments Association. To do so, simply contact the transfer agent, National Bank Trust Inc., in writing.

Dividend Reinvestment Plan
National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in shares without paying any commissions or administration fees. Participants may reinvest all cash dividends paid on their shares held or make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter, to purchase shares. For more information, please contact the Registrar, National Bank Trust Inc., at 1-800-341-1419 or (514) 871-7171.

www.nbc.ca/investorrelations

National Bank of Canada is committed to protecting the environment.

certified | processed chlorine-free | 100% post-consumer | recyclable | permanent archival | bio gas energy

NATIONAL
BANK
OF CANADA

Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

August 25, 2005 – *The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with the requirements set out in Regulation 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the third quarter and the nine-month period ended July 31, 2005. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at www.nbc.ca.*

Critical Accounting Estimates

A summary of the significant accounting policies used by the Bank is presented in Note 1 and Note 2 to the audited consolidated financial statements as at October 31, 2004 on pages 90 to 97 of the 2004 Annual Report.

Page 56 of the 2004 Annual Report presents explanations of certain accounting policies that are considered critical because they are important to the presentation of the Bank's financial condition and operating results, and require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. We invite the reader to refer to the Annual Report for these explanations.

Changes in Accounting Policies

On November 1, 2004, the Bank adopted the following accounting standards:

Variable Interest Entities

On November 1, 2004, the Bank adopted Accounting Guideline No.15 "Consolidation of Variable Interest Entities" (AcG-15) issued by the Canadian Institute of Chartered Accountants (CICA). This Guideline is similar to new FASB Interpretation No. 46 (FIN 46R) of the same name and provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" for certain entities defined as variable interest entities ("VIEs").

VIEs are entities in which equity investors do not have controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, i.e., the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 resulted in the consolidation of certain mutual funds in which the Bank had a significant investment and the consolidation of the VIE that leases the Bank's head office building. The impact of this standard as at November 1, 2004 was an increase in "Premises and equipment" of $84 million, "Securities" of $54 million, "Other assets" of $3 million, "Other liabilities" of $90 million, "Non-controlling interest" of $45 million and "Retained earnings" of $6 million. Prior-period consolidated financial statements have not been restated for this change.

Investment Companies

On November 1, 2004, the Bank adopted Accounting Guideline No. 18 "Investment Companies" published in January 2004 by the CICA. Under this Guideline, investment companies are required to account for all investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method.

The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value. The impact of this new Guideline on the consolidated financial statements for the nine-month period ended July 31, 2005 is negligible.

Future Changes in Accounting Policies

Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

In January 2005, the CICA issued three new accounting standards: "Financial Instruments – Recognition and Measurement," "Hedges" and "Comprehensive Income." These standards provide guidance on the recognition and measurement of financial assets, financial liabilities and non-financial derivatives. They also provide guidance on the classification of financial instruments and standards on hedge accounting (see Note 3 to the unaudited interim consolidated financial statements).

These new standards will apply to the Bank effective November 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

Analysis of Results

Operating Results

National Bank reported net income of $207 million for the third quarter ended July 31, 2005, compared to $167 million for the corresponding quarter of 2004, for an increase of 24%. Earnings per share for the quarter totalled $1.20, up 26% from $0.95 per share for the third quarter of 2004. Return on common shareholders' equity was 19.6% for the quarter versus 17.2% for the same period a year earlier.

For the nine months ended July 31, 2005, the Bank recorded net income of $648 million as against $533 million for the corresponding period of 2004, for growth of 22%. At $3.76, earnings per share for the first nine months of fiscal 2005 were up 26% from $2.99 for the year-earlier period. Return on common shareholders' equity was 21.1% for the period compared to 18.4% for the first nine months of 2004.

Results by Segment

Personal and Commercial

Net income for the Personal and Commercial segment totaled $119 million for the third quarter of 2005, up $23 million or 24% from the corresponding quarter of 2004. This performance was due to strong growth in personal and business loan volumes as well as insurance, foreign exchange and credit card revenues, while credit losses declined, especially in the Commercial subsegment.

Net interest income for the quarter was $330 million, up 5% from the $314 million recorded for the same period in 2004. The increase in net interest income was chiefly attributable to greater volumes of personal and business loans, which expanded by $3.7 billion or 9%. However, this increase in volume was offset by the narrowing of the spread by 11 basis points in the third quarter of 2005, compared to the corresponding quarter of 2004. The spread narrowed because of growth in less risky loans, for which the interest spread is narrower.

Other income for the quarter totalled $196 million, up $17 million or 9% from the third quarter of 2004. Insurance revenues increased by $4 million, foreign exchange revenues by $3 million, and credit card revenues by $2 million.

Operating expenses were $321 million for the quarter, compared to $312 million for the same period of 2004, an increase of $9 million or 3%. Investments to improve the technological infrastructure accounted for most of the increase. Nevertheless, the efficiency ratio improved to 61.0% for the third quarter of 2005, compared to 63.3% for the same period in 2004.

For the first nine months of fiscal 2005, net income for the Personal and Commercial segment was $341 million, a 16% increase over the $294 million recorded for the corresponding period of 2004. Revenues for the period rose by 5% due to increased volumes with both retail and commercial clients, higher commissions on business loans, and insurance, foreign exchange and credit card revenues. Although operating expenses rose 3%, the increase was kept below that of revenues. Credit losses were down by almost 20% to $79 million for the first nine months of fiscal 2005.

Wealth Management

Net income for the Wealth Management segment amounted to $30 million for the third quarter of 2005, up 36% from the $22 million posted for the corresponding quarter of 2004.

Total revenues for the segment were $201 million for the quarter, up 17% from the third quarter of 2004. As in previous quarters, this growth was generated by brokerage and private investment management activities.

Operating expenses were $150 million for the quarter, compared to $136 million for the year-earlier period, for an increase of 10%, two thirds of which were due to variable compensation. The efficiency ratio improved to 74.6% for the quarter from 79.1% for the third quarter of 2004.

For the first nine months of 2005, net income for the Wealth Management segment amounted to $88 million, compared to $77 million for the same period of 2004, an increase of 14%. Revenues were up 7% to $601 million, while the efficiency ratio improved to 76.5% for the period, compared to 78.2% for the nine months ended July 31, 2004.

Financial Markets

Net income for the Financial Markets segment totalled $59 million for the third quarter of 2005, an increase of 18% over the corresponding period in 2004. The improvement was attributable to the absence of a provision for credit losses this quarter, while a provision of $12 million had been recorded for the corresponding period a year earlier.

Total revenues for the segment amounted to $229 million for the third quarter of 2005, compared to $221 million for the year-earlier period. Corporate and Investment Banking revenues, which had been high in the third quarter of 2004, and the unfavourable variance due to credit derivatives being recorded at fair market value, were offset by trading revenues in the third quarter of 2005.

Trading Revenues (millions of dollars)	**Q3 2005**	**Q3 2004**	**Nine months 2005**	**Nine months 2004**
Financial Markets				
Interest rate	11	12	41	46
Equities	86	31	200	131
Commodities and foreign exchange	10	9	19	22
	107	**52**	**260**	**199**
Other segments	(1)	1	3	5
Total	**106**	**53**	**263**	**204**
Breakdown by Income Statement line item				
Net interest income	(26)	40	30	(23)
Other income	94	2	180	211
Taxable equivalent[1]	38	11	53	16
Total	**106**	**53**	**263**	**204**

[1] Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. The use of the taxable equivalent basis is not in accordance with generally accepted accounting principles (GAAP). Securities regulators require that companies caution readers that measures adjusted on a basis other than GAAP do not have standardized meanings under GAAP and may not be comparable to similar measures used by other companies. Please refer to Note 10 to the unaudited interim consolidated financial statements for particulars on the taxable equivalent adjustment to segment results.

Operating expenses for the Financial Markets segment were $139 million for the quarter, compared to $128 million for the third quarter of 2004. Higher variable compensation accounted for most of the total increase in operating expenses.

For the first nine months of 2005, net income for the segment was $200 million, a 10% increase over the same period of 2004, because of substantially lower credit losses.

Other

The net loss for the "Other" heading of segment results was $1 million for the third quarter of 2005, or the same level as the corresponding period of 2004. For the first nine months of fiscal 2005, net income for the "Other" heading of segment results was $19 million as against a net loss of $20 million for the year-earlier period. The variance was chiefly attributable to the gain on the disposal of investments in financial institutions in South America.

<u>Consolidated Results</u>

Total Revenues

Total revenues for the third quarter of 2005 amounted to $889 million, up 4% compared to the $858 million recorded in the corresponding quarter of 2004.

Net interest income was $306 million for the quarter as against $384 million posted in the third quarter of 2004. The decrease was attributable to the $78 million decline in net interest income for the Financial Markets segment, which must be analyzed in conjunction with the trading revenues recorded in other income. Net interest income for Personal and Commercial rose $16 million or 5% to $330 million for the third quarter of 2005, because of higher volumes of personal and business loans, which were partially offset by a narrowing of the spread.

Other income for the third quarter totalled $583 million as against $474 million for the corresponding quarter of 2004. The increase, stemming primarily from trading activities, must be analyzed by taking into consideration the decrease in net interest income for the Financial Markets segment.

The portion of trading revenues recorded as other income rose $92 million from the third quarter of 2004. However, if net interest income related to trading activities is included, total trading revenues for the quarter were up $53 million.

For the quarter, the Bank recorded a $7 million loss under investment account securities compared to a $12 million gain for the year-earlier period. The mark-to-market of credit default swaps accounted for the loss.

Financial market fees totalled $158 million for the quarter, up $6 million over the corresponding period of 2004. Although fees from retail brokerage and institutional brokerage activities rose by $14 million and $11 million respectively, they were offset by a $20 million decline in fees at Corporate and Investment Banking, which had been especially active in the third quarter of 2004.

Credit operations contributed to the solid growth in other income, specifically, the $4 million or 31% increase in credit card revenues to $17 million for the third quarter of 2005, and growth of $6 million, or 8%, in lending fees and revenues from acceptances and letters of credit and guarantee to $82 million.

Trust service and mutual fund fees for the quarter grew $12 million or 19% to $74 million, attributable to private investment management and the National Bank Financial correspondent network.

For the nine-month period ended July 31, 2005, total revenues amounted to $2,772 million, for an increase of $119 million or 4.5% compared to the $2,653 million recorded for the year-earlier period. More than 55% of the increase was attributable to Personal and Commercial, while Wealth Management accounted for onethird of this growth.

Operating Expenses

Operating expenses for the third quarter of 2005 were $616 million compared to $586 million for the corresponding period of 2004, an increase of 5%. The increase stemmed chiefly from salaries and staff benefits, which rose $30 million to $355 million, representing 58% of operating expenses. Two-thirds of the increase were attributable to variable compensation for retail brokerage activities and financial market trading.

For the first nine months of fiscal 2005, operating expenses were $1,853 million, up 5% versus $1,765 million for the corresponding period of 2004. More than 70% of the increase was attributable to compensation, chiefly variable compensation and staff benefits, with the remainder owing primarily to information technology.

Income Taxes

Income taxes for the third quarter of 2005 totalled $46 million, representing an effective tax rate of 17.8%, compared to $68 million and an effective tax rate of 28.2% for the year-earlier period, due to income tax reductions in certain jurisdictions and changes of geographic mix of revenues from financial market activities.

The effective tax rate for the nine-month period ended July 31, 2005 was 24.7% as against 30.4% for the corresponding period of 2004.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed, especially in trading activities, which impacts several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the third quarter of 2005, cash and cash equivalents rose $2.7 billion compared to a decrease of $2.5 billion for the third quarter of 2004. As at July 31, 2005, cash and cash equivalents totalled $12.0 billion versus $7.0 billion a year earlier.

Operating activities required cash of $1.6 billion principally because of the increase in trading account securities. For the corresponding quarter of 2004, operating activities required $1.5 billion.

Financing activities generated cash flows of $8.2 billion due to an increase in securities sold short and securities sold under repurchase agreements. For the third quarter of 2004, cash flows from financing activities were negligible.

Lastly, investing activities in the third quarter of 2005 required $3.8 billion in cash owing to the $2.3 billion increase in loans and the $1.4 billion increase in securities purchased under reverse repurchase agreements. For the corresponding period of 2004, investing activities required $1.2 billion mainly because of higher loan volumes.

Risk Management

Credit Risk

The Bank recorded a $15 million provision for credit losses for the third quarter compared to $31 million for the corresponding quarter of 2004. Three-quarters of the reduction were attributable to corporate financing activities in the Financial Markets segment.

Credit losses in the first nine months of fiscal 2005 amounted to $33 million as against $94 million for the same period a year earlier. The drop stemmed from commercial and corporate lending activities.

As at July 31, 2005, the allowance for credit losses exceeded impaired loans by $219 million, compared to $190 million as at October 31, 2004. The $29 million improvement was attributable to all segments that offer business loans. The general allowance for credit losses stood at $333 million at the end of the quarter versus $350 million as at October 31, 2004.

The ratio of gross private impaired loans to total adjusted capital and allowances was excellent at 7.0% as at July 31, 2005 versus 10.9% as at October 31, 2004.

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. The VaR measure is based on a 99% confidence level, which is an estimate of the maximum potential trading loss in 99 out of 100 days, which means that actual losses will probably exceed VaR on only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 63 of the 2004 Annual Report.

The table below entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

Trading Activities [(1)]
(millions of dollars)

Global VaR by risk category	For the quarter ended July 31, 2005				For the quarter ended April 30, 2005			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(6.1)	(6.7)	(4.7)	(2.8)	(3.9)	(4.1)	(2.9)	(1.8)
Foreign exchange	(1.7)	(2.2)	(1.3)	(0.5)	(1.2)	(2.6)	(1.1)	(0.4)
Equity	(3.8)	(4.7)	(3.5)	(2.4)	(2.6)	(4.8)	(3.1)	(2.3)
Commodity	(0.8)	(0.9)	(0.7)	(0.6)	(0.8)	(0.9)	(0.6)	(0.4)
Correlation effect [(2)]	5.5	6.5	4.4	2.3	4.8	6.1	3.6	2.0
Global VaR	**(6.9)**	**(8.0)**	**(5.8)**	**(4.0)**	**(3.7)**	**(6.3)**	**(4.1)**	**(2.9)**

[(1)] Amounts are presented on a pre-tax basis and represent one-day VaR.
[(2)] The correlation effect is the result of the diversification of types of risk.

Balance Sheet

As at July 31, 2005, the Bank's assets stood at $110.6 billion compared to $88.7 billion as at October 31, 2004. Loans and acceptances were up $4.1 billion. Moreover, cash resources, securities and securities purchased under reverse repurchase agreements rose $16.7 billion. The following table presents the main portfolios.

Average monthly volumes *(millions of dollars)*	**July 2005**	**October 2004**	**July 2004**
Loans and acceptances*			
Residential mortgages	20,419	19,554	19,228
Consumer loans	7,832	6,491	6,119
Credit card receivables	1,680	1,589	1,543
SME loans	15,169	14,354	14,372
Corporate loans	2,892	2,922	3,238
	47,992	**44,910**	**44,500**
Deposits			
Personal (balance)	25,476	24,008	24,252
Off-balance sheet personal savings (balance)	63,776	57,207	56,994
Business	11,250	10,668	10,825

*including securitized assets

As at July 31, 2005, residential mortgage loans amounted to $20.4 billion, up $865 million from October 31, 2004 and $1.2 billion or 6% higher compared to July 31, 2004. At $7.8 billion, the volume of consumer loans has increased 21% since the beginning of the fiscal year. Consumer loans were up $1.7 billion or 28% from July 31, 2004, with approximately 40% of this strong growth attributable to volumes from partnerships. Credit card receivables increased 9% year-over-year to reach $1.7 billion as at July 31, 2005. SME loans and acceptances were $15.2 billion at the end of the third quarter as compared to $14.4 billion at the end of fiscal 2004, an increase of close to 6%. Corporate loans have remained relatively stable since the start of the fiscal year.

Personal deposits stood at $25.5 billion as at July 31, 2005, up 1.5 billion from $24.0 billion as at October 31, 2004. The increase stems from deposits distributed by Altamira. Off-balance sheet personal savings administered by the Bank as at July 31, 2005 totalled $63.8 billion, an increase of $6.6 billion or 11% since the end of the previous fiscal year. The increase was primarily attributable to savings administered by the brokerage subsidiaries.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, were 9.2% and 12.1%, respectively, as at July 31, 2005, compared to 9.6% and 13.0% as at October 31, 2004.

During the first quarter, the Bank issued $350 million of subordinated debentures and subsequently redeemed the same amount in the third quarter of 2005.

On March 15, 2005, the Bank issued 8,000,000 Non-Cumulative Fixed Rate First Preferred Shares Series 16 to take advantage of the current market conditions which allowed the Bank to issue the shares at a rate considerably lower than the 6.15% fixed rate that would likely have been the rate at which dividends would have been paid on the 7,000,000 Non-Cumulative First Preferred Shares Series 13 after August 15, 2005. The Bank ceased to take into account the Non-Cumulative First Preferred Shares Series 13 as Tier 1 capital for Capital Adequacy purpose effective March 15, 2005, date at which the Non-Cumulative Fixed Rate First Preferred Shares Series 16 have been issued. The Bank has received approval to redeem the Non-Cumulative First Preferred Shares Series 13 on August 15, 2005.

During the third quarter of fiscal 2005, the Bank repurchased 1.4 million common shares for a total of $75 million, as part of a normal course issuer bid to repurchase up to 8.4 million shares commenced on January 13, 2005. Since the start of fiscal 2005, the Bank has repurchased 4.2 million common shares for a total of $224 million.

In addition, risk-weighted assets rose by close to $5 billion or 12%, chiefly because of higher loan volumes.

Dividends

At its meeting on August 25, 2005, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 44 cents per common share payable on November 1, 2005 to shareholders of record on September 22, 2005.

Additional Financial information

(unaudited)
(millions of dollars except per share amounts)

	2005			2004				2003	2004	2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Total	Total
Total revenues	$ 889	$ 900	$ 983	$ 892	$ 858	$ 884	$ 911	$ 903	$ 3,545	$ 3,363
Net income	$ 207	$ 202	$ 239	$ 192	$ 167	$ 180	$ 186	$ 158	$ 725	$ 624
Earnings per share										
Basic	1.20	1.17	1.39	1.11	0.95	1.01	1.03	0.87	4.10	3.37
Diluted	1.18	1.15	1.37	1.09	0.94	1.00	1.02	0.86	4.05	3.34
Dividends per common share	0.44	0.42	0.42	0.38	0.38	0.33	0.33	0.28	1.42	1.08
Return on common shareholders' equity	19.6 %	19.9 %	23.6 %	19.7 %	17.2 %	19.0 %	19.0 %	16.4 %	18.8 %	16.5 %
Total assets	$ 110,593	$ 99,917	$ 91,703	$ 88,721	$ 85,481	$ 86,466	$ 83,156	$ 84,626	$	
Impaired loans										
Net private	$ 114	$ 119	$ 134	$ 160	$ 199	$ 219	$ 232	$ 248	$	
Designated countries										
Gross outstanding	-	-	-	-	-	10	10	22		
Allowances	-	-	-	-	-	9	8	19		
Net total	$ 114	$ 119	$ 134	$ 160	$ 199	$ 220	$ 234	$ 251	$	
Per common share										
Book value	$ 24.70	$ 24.19	$ 23.97	$ 22.87	$ 22.30	$ 21.94	$ 21.81	$ 21.32	$	
Stock trading range										
High	58.21	55.24	49.75	48.78	45.50	47.93	45.00	41.19		
Low	51.60	48.72	46.39	42.31	42.72	43.27	40.17	34.50		

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States *Private Securities Litigation Reform Act of 1995*. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Highlights

(unaudited)	Quarter ended July 31			Nine months ended July 31		
	2005	2004	% Change	**2005**	2004	% Change
Operating results						
(millions of dollars)						
Total revenues	**$889**	$858	4	**$2,772**	$2,653	4
Net income	**207**	167	24	**648**	533	22
Return on common shareholders' equity	**19.6 %**	17.2 %		**21.1 %**	18.4 %	
Per common share						
Net earnings - basic	**$1.20**	$0.95	26	**$3.76**	$2.99	26
Dividends paid	**0.44**	0.38	16	**1.28**	1.04	23
Book value				**24.70**	22.30	11
Stock trading range						
High	**58.21**	45.50		**58.21**	47.93	
Low	**51.60**	42.72		**46.39**	40.17	
Close	**57.30**	44.76		**57.30**	44.76	

Financial position (millions of dollars)	**July 31 2005**	October 31 2004	
Total assets	**$110,593**	$88,721	25
Loans and acceptances	**48,637**	44,574	9
Deposits	**60,993**	53,432	14
Subordinated debentures and shareholders' equity	**6,062**	5,612	8
Capital ratios - BIS			
Tier 1	**9.2 %**	9.6 %	
Total	**12.1 %**	13.0 %	
Impaired loans, net of specific and general allowances	**(219)**	(190)	
as a % of loans and acceptances	**(0.5) %**	(0.4) %	
Assets under administration/management	**205,982**	180,598	
Total personal savings	**89,252**	81,215	
Interest coverage	**11.49**	12,61	
Asset coverage	**3.77**	3.42	
Other information			
Number of employees	**17,049**	16,555	3
Number of branches in Canada	**460**	462	-
Number of banking machines	**774**	770	1

For immediate release

National Bank announces net income of $207 million for the third quarter of 2005, up 24% from $167 million for the same period of 2004

- **Earnings per share up 26% to $1.20 for the quarter**
- **Return on common shareholders' equity of 19.6%**
- **Dividend of 44 cents per common share**

(millions of dollars)	For the quarter ended July 31		
Net income	**2005**	**2004**	**%**
Personal and Commercial	119	96	+ 24
Wealth Management	30	22	+ 36
Financial Markets	59	50	+ 18
Other	(1)	(1)	
Total	207	167	+ 24
Earnings per share	$1.20	$0.95	+ 26
Return on common shareholders' equity	19.6%	17.2%	

(millions of dollars)	For the nine months ended July 31		
Net income	**2005**	**2004**	**%**
Personal and Commercial	341	294	+ 16
Wealth Management	88	77	+ 14
Financial Markets	200	182	+ 10
Other	19	(20)	
Total	648	533	+ 22
Earnings per share	$3.76	$2.99	+ 26
Return on common shareholders' equity	21.1%	18.4%	

MONTREAL, August 25, 2005 – National Bank reported net income of $207 million for the third quarter ended July 31, 2005, compared to $167 million for the corresponding quarter of 2004, for an increase of 24%. Earnings per share for the quarter totalled $1.20, up 26% from $0.95 per share for the third quarter of 2004. Return on common shareholders' equity was 19.6% for the quarter versus 17.2% for the same period a year earlier.

All segments posted substantial increases in net income for the third quarter. Higher volumes of personal and business loans as well as retail brokerage and private investment management activities contributed to the growth in revenues. Moreover, credit quality held steady which enabled the provision for credit losses to be cut by half, especially in the Financial Markets segment.

"Our third-quarter results confirm that the Bank is capable of delivering consistently solid growth," declared Réal Raymond, President and Chief Executive Officer. "Once again, we capitalized on our strategy to enhance our core business through various initiatives aimed at

improving customer satisfaction while continuing to invest in the Bank's internal growth and keeping a tight rein on operating expenses."

For the nine months ended July 31, 2005, the Bank recorded net income of $648 million as against $533 million for the corresponding period of 2004, for growth of 22%. At $3.76, earnings per share for the first nine months of fiscal 2005 were up 26% from $2.99 for the year-earlier period. Return on common shareholders' equity was 21.1% for the period compared to 18.4% for the first nine months of 2004.

Total revenues for the quarter amounted to $889 million in comparison to $858 million for the third quarter of 2004, with much of the increase generated by the Personal and Commercial and Wealth Management segments.

Operating expenses for the quarter were $616 million versus $586 million for the corresponding quarter of 2004. The $30 million increase was primarily attributable to variable compensation. Two of the three operating segments improved their efficiency ratio. Personal and Commercial recorded a ratio of 61.0% for the third quarter of 2005 compared to 63.3% for the yearearlier period. At Wealth Management, the efficiency ratio improved from 79.1% for the third quarter of 2004 to 74.6%, as this segment benefits from leverage when revenues increase. Lastly, the efficiency ratio for the Financial Markets segment was 60.7% as against 57.9% for the corresponding quarter of 2004 owing to a change in revenue mix.

The provision for credit losses amounted to $15 million for the quarter versus $31 million for the third quarter of 2004. The decline was mainly due to the Financial Markets segment.

The Personal and Commercial segment generated net income of $119 million for the quarter, up 24% from $96 million for the same period one year earlier. This gain resulted from a 7% increase in revenues versus just 3% growth in expenses, combined with an almost 20% reduction in the provision for credit losses, particularly business loans. The jump in revenues was due to growth of more than 10% in personal loans and close to 5% in business loans.

Net income for the Wealth Management segment reached $30 million for the third quarter of 2005 for an increase of 36% compared to $22 million for the corresponding quarter a year earlier. Revenues rose by 17%, fuelled by brokerage activities and private investment management which continued to progress versus the third quarter of 2004. Operating expenses, for their part, rose more slowly, increasing 10%.

Net income for the Financial Markets segment increased to $59 million for the third quarter of 2005 from $50 million for the same period of 2004, or 18%, mainly due to lower credit losses.

As at July 31, 2005, gross impaired loans amounted to $261 million, down $127 million or 33% from the beginning of the fiscal year. All business loan portfolios contributed to the decrease. The ratio of gross impaired loans to total adjusted capital and allowances was a mere 7.0%. Specific and general allowances exceeded gross impaired loans by $219 million as at July 31, 2005, compared to $190 million as at October 31, 2004. The general allowance stood at $333 million, compared to $350 million as at October 31, 2004.

Tier 1 and total capital ratios were 9.2% and 12.1%, respectively, as at July 31, 2005 versus 9.6% and 13.0% as at October 31, 2004. During the first quarter of 2005, the Bank issued $350 million of subordinated debentures and subsequently redeemed the same amount of debentures in the third quarter. During the second quarter, the Bank issued $200 million of First Preferred Shares Series 16. The Bank also ceased to take into account First Preferred Shares Series 13 totalling $175 million for capital ratio purposes. These two items had a negligible impact on capital ratios.

As at July 31, 2005, the Bank had repurchased 4.2 million common shares under its normal course issuer bid to repurchase up to 8.4 million shares commenced on January 13, 2005. In addition, risk-weighted assets rose by close to $5 billion or 12%, chiefly because of higher loan volumes.

"I would like to thank the Bank's employees for having contributed to these excellent results," stated Mr. Raymond. "We will continue in this direction with a view to building solid and lasting foundations from which to pursue our growth."

	Objectives	**Results Q3 2005**	**Results Nine months 2005**
Growth in earnings per share	5% - 10%	26%	26%
Return on common shareholders' equity	16% - 18%	19.6%	21.1%
Tier 1 capital ratio	More than 8.5%	9.2%	9.2%
Dividend payout ratio	35% - 45%	34%	34%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

August 25, 2005 – *The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with the requirements set out in Regulation 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the third quarter and the nine-month period ended July 31, 2005. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at www.nbc.ca.*

Critical Accounting Estimates

A summary of the significant accounting policies used by the Bank is presented in Note 1 and Note 2 to the audited consolidated financial statements as at October 31, 2004 on pages 90 to 97 of the 2004 Annual Report.

Page 56 of the 2004 Annual Report presents explanations of certain accounting policies that are considered critical because they are important to the presentation of the Bank's financial condition and operating results, and require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. We invite the reader to refer to the Annual Report for these explanations.

Changes in Accounting Policies

On November 1, 2004, the Bank adopted the following accounting standards:

Variable Interest Entities

On November 1, 2004, the Bank adopted Accounting Guideline No.15 "Consolidation of Variable Interest Entities" (AcG-15) issued by the Canadian Institute of Chartered Accountants (CICA). This Guideline is similar to new FASB Interpretation No. 46 (FIN 46R) of the same name and provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" for certain entities defined as variable interest entities ("VIEs").

VIEs are entities in which equity investors do not have controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, i.e., the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 resulted in the consolidation of certain mutual funds in which the Bank had a significant investment and the consolidation of the VIE that leases the Bank's head office building. The impact of this standard as at November 1, 2004 was an increase in "Premises and equipment" of $84 million, "Securities" of $54 million, "Other assets" of $3 million, "Other liabilities" of $90 million, "Non-controlling interest" of $45 million and "Retained earnings" of $6 million. Prior-period consolidated financial statements have not been restated for this change.

Investment Companies

On November 1, 2004, the Bank adopted Accounting Guideline No. 18 "Investment Companies" published in January 2004 by the CICA. Under this Guideline, investment companies are required to account for all investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value. The impact of this new Guideline on the consolidated financial statements for the nine-month period ended July 31, 2005 is negligible.

Future Changes in Accounting Policies

Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

In January 2005, the CICA issued three new accounting standards: "Financial Instruments – Recognition and Measurement," "Hedges" and "Comprehensive Income." These standards provide guidance on the recognition and measurement of financial assets, financial liabilities and non-financial derivatives. They also provide guidance on the classification of financial instruments and standards on hedge accounting (see Note 3 to the unaudited interim consolidated financial statements).

These new standards will apply to the Bank effective November 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

Analysis of Results

Operating Results

National Bank reported net income of $207 million for the third quarter ended July 31, 2005, compared to $167 million for the corresponding quarter of 2004, for an increase of 24%. Earnings per share for the quarter totalled $1.20, up 26% from $0.95 per share for the third quarter of 2004. Return on common shareholders' equity was 19.6% for the quarter versus 17.2% for the same period a year earlier.

For the nine months ended July 31, 2005, the Bank recorded net income of $648 million as against $533 million for the corresponding period of 2004, for growth of 22%. At $3.76, earnings per share for the first nine months of fiscal 2005 were up 26% from $2.99 for the year-earlier period. Return on common shareholders' equity was 21.1% for the period compared to 18.4% for the first nine months of 2004.

Results by Segment

Personal and Commercial

Net income for the Personal and Commercial segment totaled $119 million for the third quarter of 2005, up $23 million or 24% from the corresponding quarter of 2004. This performance was due to strong growth in personal and business loan volumes as well as insurance, foreign exchange and credit card revenues, while credit losses declined, especially in the Commercial subsegment.

Net interest income for the quarter was $330 million, up 5% from the $314 million recorded for the same period in 2004. The increase in net interest income was chiefly attributable to greater volumes of personal and business loans, which expanded by $3.7 billion or 9%. However, this increase in volume was offset by the narrowing of the spread by 11 basis points in the third quarter of 2005, compared to the corresponding quarter of 2004. The spread narrowed because of growth in less risky loans, for which the interest spread is narrower.

Other income for the quarter totalled $196 million, up $17 million or 9% from the third quarter of 2004. Insurance revenues increased by $4 million, foreign exchange revenues by $3 million, and credit card revenues by $2 million.

Operating expenses were $321 million for the quarter, compared to $312 million for the same period of 2004, an increase of $9 million or 3%. Investments to improve the technological infrastructure accounted for most of the increase. Nevertheless, the efficiency ratio improved to 61.0% for the third quarter of 2005, compared to 63.3% for the same period in 2004.

For the first nine months of fiscal 2005, net income for the Personal and Commercial segment was $341 million, a 16% increase over the $294 million recorded for the corresponding period of 2004. Revenues for the period rose by 5% due to increased volumes with both retail and commercial clients, higher commissions on business loans, and insurance, foreign exchange and credit card revenues. Although operating expenses rose 3%, the increase was kept below that of revenues. Credit losses were down by almost 20% to $79 million for the first nine months of fiscal 2005.

Wealth Management

Net income for the Wealth Management segment amounted to $30 million for the third quarter of 2005, up 36% from the $22 million posted for the corresponding quarter of 2004.

Total revenues for the segment were $201 million for the quarter, up 17% from the third quarter of 2004. As in previous quarters, this growth was generated by brokerage and private investment management activities.

Operating expenses were $150 million for the quarter, compared to $136 million for the year-earlier period, for an increase of 10%, two thirds of which were due to variable compensation. The efficiency ratio improved to 74.6% for the quarter from 79.1% for the third quarter of 2004.

For the first nine months of 2005, net income for the Wealth Management segment amounted to $88 million, compared to $77 million for the same period of 2004, an increase of 14%. Revenues were up 7% to $601 million, while the efficiency ratio improved to 76.5% for the period, compared to 78.2% for the nine months ended July 31, 2004.

Financial Markets

Net income for the Financial Markets segment totalled $59 million for the third quarter of 2005, an increase of 18% over the corresponding period in 2004. The improvement was attributable to the absence of a provision for credit losses this quarter, while a provision of $12 million had been recorded for the corresponding period a year earlier.

Total revenues for the segment amounted to $229 million for the third quarter of 2005, compared to $221 million for the year-earlier period. Corporate and Investment Banking revenues, which had been high in the third quarter of 2004, and the unfavourable variance due to credit derivatives being recorded at fair market value, were offset by trading revenues in the third quarter of 2005.

Trading Revenues (millions of dollars)	**Q3 2005**	**Q3 2004**	**Nine months 2005**	**Nine months 2004**
Financial Markets				
Interest rate	11	12	41	46
Equities	86	31	200	131
Commodities and foreign exchange	10	9	19	22
	107	**52**	**260**	**199**
Other segments	(1)	1	3	5
Total	**106**	**53**	**263**	**204**
Breakdown by Income Statement line item				
Net interest income	(26)	40	30	(23)
Other income	94	2	180	211
Taxable equivalent[(1)]	38	11	53	16
Total	**106**	**53**	**263**	**204**

[(1)] Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. The use of the taxable equivalent basis is not in accordance with generally accepted accounting principles (GAAP). Securities regulators require that companies caution readers that measures adjusted on a basis other than GAAP do not have standardized meanings under GAAP and may not be comparable to similar measures used by other companies. Please refer to Note 10 to the unaudited interim consolidated financial statements for particulars on the taxable equivalent adjustment to segment results.

Operating expenses for the Financial Markets segment were $139 million for the quarter, compared to $128 million for the third quarter of 2004. Higher variable compensation accounted for most of the total increase in operating expenses.

For the first nine months of 2005, net income for the segment was $200 million, a 10% increase over the same period of 2004, because of substantially lower credit losses.

Other

The net loss for the "Other" heading of segment results was $1 million for the third quarter of 2005, or the same level as the corresponding period of 2004. For the first nine months of fiscal 2005, net income for the "Other" heading of segment results was $19 million as against a net loss of $20 million for the year-earlier period. The variance was chiefly attributable to the gain on the disposal of investments in financial institutions in South America.

Consolidated Results

Total Revenues

Total revenues for the third quarter of 2005 amounted to $889 million, up 4% compared to the $858 million recorded in the corresponding quarter of 2004.

Net interest income was $306 million for the quarter as against $384 million posted in the third quarter of 2004. The decrease was attributable to the $78 million decline in net interest income for the Financial Markets segment, which must be analyzed in conjunction with the trading revenues recorded in other income. Net interest income for Personal and Commercial rose $16 million or 5% to $330 million for the third quarter of 2005, because of higher volumes of personal and business loans, which were partially offset by a narrowing of the spread.

Other income for the third quarter totalled $583 million as against $474 million for the corresponding quarter of 2004. The increase, stemming primarily from trading activities, must be analyzed by taking into consideration the decrease in net interest income for the Financial Markets segment.

The portion of trading revenues recorded as other income rose $92 million from the third quarter of 2004. However, if net interest income related to trading activities is included, total trading revenues for the quarter were up $53 million.

For the quarter, the Bank recorded a $7 million loss under investment account securities compared to a $12 million gain for the year-earlier period. The mark-to-market of credit default swaps accounted for the loss.

Financial market fees totalled $158 million for the quarter, up $6 million over the corresponding period of 2004. Although fees from retail brokerage and institutional brokerage activities rose by $14 million and $11 million respectively, they were offset by a $20 million decline in fees at Corporate and Investment Banking, which had been especially active in the third quarter of 2004.

Credit operations contributed to the solid growth in other income, specifically, the $4 million or 31% increase in credit card revenues to $17 million for the third quarter of 2005, and growth of $6 million, or 8%, in lending fees and revenues from acceptances and letters of credit and guarantee to $82 million.

Trust service and mutual fund fees for the quarter grew $12 million or 19% to $74 million, attributable to private investment management and the National Bank Financial correspondent network.

For the nine-month period ended July 31, 2005, total revenues amounted to $2,772 million, for an increase of $119 million or 4.5% compared to the $2,653 million recorded for the year-earlier period. More than 55% of the increase was attributable to Personal and Commercial, while Wealth Management accounted for onethird of this growth.

Operating Expenses

Operating expenses for the third quarter of 2005 were $616 million compared to $586 million for the corresponding period of 2004, an increase of 5%. The increase stemmed chiefly from salaries and staff benefits, which rose $30 million to $355 million, representing 58% of operating expenses. Two-thirds of the increase were attributable to variable compensation for retail brokerage activities and financial market trading.

For the first nine months of fiscal 2005, operating expenses were $1,853 million, up 5% versus $1,765 million for the corresponding period of 2004. More than 70% of the increase was attributable to compensation, chiefly variable compensation and staff benefits, with the remainder owing primarily to information technology.

Income Taxes

Income taxes for the third quarter of 2005 totalled $46 million, representing an effective tax rate of 17.8%, compared to $68 million and an effective tax rate of 28.2% for the year-earlier period, due to income tax reductions in certain jurisdictions and changes of geographic mix of revenues from financial market activities.

The effective tax rate for the nine-month period ended July 31, 2005 was 24.7% as against 30.4% for the corresponding period of 2004.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed, especially in trading activities, which impacts several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the third quarter of 2005, cash and cash equivalents rose $2.7 billion compared to a decrease of $2.5 billion for the third quarter of 2004. As at July 31, 2005, cash and cash equivalents totalled $12.0 billion versus $7.0 billion a year earlier.

Operating activities required cash of $1.6 billion principally because of the increase in trading account securities. For the corresponding quarter of 2004, operating activities required $1.5 billion.

Financing activities generated cash flows of $8.2 billion due to an increase in securities sold short and securities sold under repurchase agreements. For the third quarter of 2004, cash flows from financing activities were negligible.

Lastly, investing activities in the third quarter of 2005 required $3.8 billion in cash owing to the $2.3 billion increase in loans and the $1.4 billion increase in securities purchased under reverse repurchase agreements. For the corresponding period of 2004, investing activities required $1.2 billion mainly because of higher loan volumes.

Risk Management

Credit Risk

The Bank recorded a $15 million provision for credit losses for the third quarter compared to $31 million for the corresponding quarter of 2004. Three-quarters of the reduction were attributable to corporate financing activities in the Financial Markets segment.

Credit losses in the first nine months of fiscal 2005 amounted to $33 million as against $94 million for the same period a year earlier. The drop stemmed from commercial and corporate lending activities.

As at July 31, 2005, the allowance for credit losses exceeded impaired loans by $219 million, compared to $190 million as at October 31, 2004. The $29 million improvement was attributable to all segments that offer business loans. The general allowance for credit losses stood at $333 million at the end of the quarter versus $350 million as at October 31, 2004.

The ratio of gross private impaired loans to total adjusted capital and allowances was excellent at 7.0% as at July 31, 2005 versus 10.9% as at October 31, 2004.

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. The VaR measure is based on a 99% confidence level, which is an estimate of the maximum potential trading loss in 99 out of 100 days, which means that actual losses will probably exceed VaR on only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 63 of the 2004 Annual Report.

The table below entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

Trading Activities [1]
(millions of dollars)

Global VaR by risk category	For the quarter ended July 31, 2005				For the quarter ended April 30, 2005			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(6.1)	(6.7)	(4.7)	(2.8)	(3.9)	(4.1)	(2.9)	(1.8)
Foreign exchange	(1.7)	(2.2)	(1.3)	(0.5)	(1.2)	(2.6)	(1.1)	(0.4)
Equity	(3.8)	(4.7)	(3.5)	(2.4)	(2.6)	(4.8)	(3.1)	(2.3)
Commodity	(0.8)	(0.9)	(0.7)	(0.6)	(0.8)	(0.9)	(0.6)	(0.4)
Correlation effect [2]	5.5	6.5	4.4	2.3	4.8	6.1	3.6	2.0
Global VaR	**(6.9)**	**(8.0)**	**(5.8)**	**(4.0)**	**(3.7)**	**(6.3)**	**(4.1)**	**(2.9)**

[1] Amounts are presented on a pre-tax basis and represent one-day VaR.
[2] The correlation effect is the result of the diversification of types of risk.

Balance Sheet

As at July 31, 2005, the Bank's assets stood at $110.6 billion compared to $88.7 billion as at October 31, 2004. Loans and acceptances were up $4.1 billion. Moreover, cash resources, securities and securities purchased under reverse repurchase agreements rose $16.7 billion. The following table presents the main portfolios.

Average monthly volumes *(millions of dollars)*	**July 2005**	**October 2004**	**July 2004**
Loans and acceptances*			
Residential mortgages	20,419	19,554	19,228
Consumer loans	7,832	6,491	6,119
Credit card receivables	1,680	1,589	1,543
SME loans	15,169	14,354	14,372
Corporate loans	2,892	2,922	3,238
	47,992	**44,910**	**44,500**
Deposits			
Personal (balance)	25,476	24,008	24,252
Off-balance sheet personal savings (balance)	63,776	57,207	56,994
Business	11,250	10,668	10,825

*including securitized assets

As at July 31, 2005, residential mortgage loans amounted to $20.4 billion, up $865 million from October 31, 2004 and $1.2 billion or 6% higher compared to July 31, 2004. At $7.8 billion, the volume of consumer loans has increased 21% since the beginning of the fiscal year. Consumer loans were up $1.7 billion or 28% from July 31, 2004, with approximately 40% of this strong growth attributable to volumes from partnerships. Credit card receivables increased 9% year-over-year to reach $1.7 billion as at July 31, 2005. SME loans and acceptances were $15.2 billion at the end of the third quarter as compared to $14.4 billion at the end of fiscal 2004, an increase of close to 6%. Corporate loans have remained relatively stable since the start of the fiscal year.

Personal deposits stood at $25.5 billion as at July 31, 2005, up 1.5 billion from $24.0 billion as at October 31, 2004. The increase stems from deposits distributed by Altamira. Off-balance sheet personal savings administered by the Bank as at July 31, 2005 totalled $63.8 billion, an increase of $6.6 billion or 11% since the end of the previous fiscal year. The increase was primarily attributable to savings administered by the brokerage subsidiaries.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, were 9.2% and 12.1%, respectively, as at July 31, 2005, compared to 9.6% and 13.0% as at October 31, 2004.

During the first quarter, the Bank issued $350 million of subordinated debentures and subsequently redeemed the same amount in the third quarter of 2005.

On March 15, 2005, the Bank issued 8,000,000 Non-Cumulative Fixed Rate First Preferred Shares Series 16 to take advantage of the current market conditions which allowed the Bank to issue the shares at a rate considerably lower than the 6.15% fixed rate that would likely have been the rate at which dividends would have been paid on the 7,000,000 Non-Cumulative First Preferred Shares Series 13 after August 15, 2005. The Bank ceased to take into account the Non-Cumulative First Preferred Shares Series 13 as Tier 1 capital for Capital Adequacy purpose effective March 15, 2005, date at which the Non-Cumulative Fixed Rate First Preferred Shares Series 16 have been issued. The Bank has received approval to redeem the Non-Cumulative First Preferred Shares Series 13 on August 15, 2005.

During the third quarter of fiscal 2005, the Bank repurchased 1.4 million common shares for a total of $75 million, as part of a normal course issuer bid to repurchase up to 8.4 million shares commenced on January 13, 2005. Since the start of fiscal 2005, the Bank has repurchased 4.2 million common shares for a total of $224 million.

In addition, risk-weighted assets rose by close to $5 billion or 12%, chiefly because of higher loan volumes.

Dividends

At its meeting on August 25, 2005, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 44 cents per common share payable on November 1, 2005 to shareholders of record on September 22, 2005.

Additional Financial information

(unaudited)
(millions of dollars except per share amounts)

	2005			2004				2003	2004	2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Total	Total
Total revenues	$ 889	$ 900	$ 983	$ 892	$ 858	$ 884	$ 911	$ 903	$ 3,545	$ 3,363
Net income	$ 207	$ 202	$ 239	$ 192	$ 167	$ 180	$ 186	$ 158	$ 725	$ 624
Earnings per share										
Basic	1.20	1.17	1.39	1.11	0.95	1.01	1.03	0.87	4.10	3.37
Diluted	1.18	1.15	1.37	1.09	0.94	1.00	1.02	0.86	4.05	3.34
Dividends per common share	0.44	0.42	0.42	0.38	0.38	0.33	0.33	0.28	1.42	1.08
Return on common shareholders' equity	19.6 %	19.9 %	23.6 %	19.7 %	17.2 %	19.0 %	19.0 %	16.4 %	18.8 %	16.5 %
Total assets	$ 110,593	$ 99,917	$ 91,703	$ 88,721	$ 85,481	$ 86,466	$ 83,156	$ 84,626	$	
Impaired loans										
Net private	$ 114	$ 119	$ 134	$ 160	$ 199	$ 219	$ 232	$ 248	$	
Designated countries										
Gross outstanding	-	-	-	-	-	10	10	22		
Allowances	-	-	-	-	-	9	8	19		
Net total	$ 114	$ 119	$ 134	$ 160	$ 199	$ 220	$ 234	$ 251	$	
Per common share										
Book value	$ 24.70	$ 24.19	$ 23.97	$ 22.87	$ 22.30	$ 21.94	$ 21.81	$ 21.32	$	
Stock trading range										
High	58.21	55.24	49.75	48.78	45.50	47.93	45.00	41.19		
Low	51.60	48.72	46.39	42.31	42.72	43.27	40.17	34.50		

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States *Private Securities Litigation Reform Act of 1995*. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Highlights

(unaudited)	Quarter ended July 31			Nine months ended July 31		
	2005	2004	**% Change**	**2005**	2004	**% Change**
Operating results						
(millions of dollars)						
Total revenues	**$889**	$858	4	**$2,772**	$2,653	4
Net income	**207**	167	24	**648**	533	22
Return on common shareholders' equity	**19.6 %**	17.2 %		**21.1 %**	18.4 %	
Per common share						
Net earnings - basic	**$1.20**	$0.95	26	**$3.76**	$2.99	26
Dividends paid	**0.44**	0.38	16	**1.28**	1.04	23
Book value				**24.70**	22.30	11
Stock trading range						
High	**58.21**	45.50		**58.21**	47.93	
Low	**51.60**	42.72		**46.39**	40.17	
Close	**57.30**	44.76		**57.30**	44.76	

Financial position (millions of dollars)	**July 31 2005**	October 31 2004	
Total assets	**$110,593**	$88,721	25
Loans and acceptances	**48,637**	44,574	9
Deposits	**60,993**	53,432	14
Subordinated debentures and shareholders' equity	**6,062**	5,612	8
Capital ratios - BIS			
Tier 1	**9.2 %**	9.6 %	
Total	**12.1 %**	13.0 %	
Impaired loans, net of specific and general allowances	**(219)**	(190)	
as a % of loans and acceptances	**(0.5) %**	(0.4) %	
Assets under administration/management	**205,982**	180,598	
Total personal savings	**89,252**	81,215	
Interest coverage	**11.49**	12,61	
Asset coverage	**3.77**	3.42	
Other information			
Number of employees	**17,049**	16,555	3
Number of branches in Canada	**460**	462	-
Number of banking machines	**774**	770	1

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended July 31 2005	Quarter ended April 30 2005	Quarter ended July 31 2004	Nine months ended July 31 2005	Nine months ended July 31 2004
Interest income and dividends					
Loans	**538**	506	466	**1,554**	1,408
Securities	**189**	182	152	**550**	433
Deposits with financial institutions	**52**	46	28	**126**	89
	779	734	646	**2,230**	1,930
Interest expense					
Deposits	**332**	253	173	**846**	606
Subordinated debentures	**25**	28	25	**78**	75
Other	**116**	74	64	**271**	266
	473	355	262	**1,195**	947
Net interest income	**306**	379	384	**1,035**	983
Other income					
Financial market fees	**158**	189	152	**516**	494
Deposit and payment service charges	**51**	49	50	**149**	150
Trading revenues	**94**	2	2	**180**	211
Gains (losses) on investment account securities, net	**(7)**	17	12	**87**	40
Card service revenues	**17**	17	13	**49**	37
Lending fees	**67**	57	59	**182**	193
Acceptances, letters of credit and guarantee	**15**	15	17	**46**	49
Securitization revenues	**48**	47	45	**143**	139
Foreign exchange revenues	**20**	18	18	**56**	55
Trust services and mutual funds	**74**	69	62	**208**	181
Other	**46**	41	44	**121**	121
	583	521	474	**1,737**	1,670
Total revenues	**889**	900	858	**2,772**	2,653
Provision for credit losses	**15**	1	31	**33**	94
	874	899	827	**2,739**	2,559
Operating expenses					
Salaries and staff benefits	**355**	357	325	**1,080**	1,017
Occupancy	**45**	46	46	**136**	140
Computers and equipment	**85**	93	81	**262**	238
Communications	**19**	21	19	**59**	58
Professional fees	**33**	32	42	**89**	98
Other	**79**	75	73	**227**	214
	616	624	586	**1,853**	1,765
Income before income taxes and non-controlling interest	**258**	275	241	**886**	794
Income taxes	**46**	66	68	**219**	241
	212	209	173	**667**	553
Non-controlling interest	**5**	7	6	**19**	20
Net income	**207**	202	167	**648**	533
Dividends on preferred shares	**8**	7	6	**21**	18
Net income available to common shareholders	**199**	195	161	**627**	515
Number of common shares outstanding (thousands)					
Average - basic	**165,363**	167,327	169,332	**166,789**	172,008
Average - diluted	**167,849**	169,938	171,634	**169,310**	174,386
End of period	**165,096**	165,744	168,058	**165,096**	168,058
Earnings per common share					
Basic	**1.20**	1.17	0.95	**3.76**	2.99
Diluted	**1.18**	1.15	0.94	**3.70**	2.96
Dividends per common share	**0.44**	0.42	0.38	**1.28**	1.04

Consolidated Balance Sheet

(unaudited) (millions of dollars)	July 31 2005	April 30 2005	October 31 2004	July 31 2004
ASSETS				
Cash resources				
Cash	**232**	208	481	226
Deposits with financial institutions	**11,799**	9,089	5,296	6,743
	12,031	9,297	5,777	6,969
Securities				
Investment account	**6,938**	6,808	7,428	5,631
Trading account	**27,745**	24,347	20,561	18,992
Loan substitutes	**7**	7	18	18
	34,690	31,162	28,007	24,641
Securities purchased under reverse repurchase agreements	**8,270**	6,843	4,496	4,451
Loans				
Residential mortgage	**16,005**	15,446	15,500	15,170
Personal and credit card	**9,292**	8,689	7,825	7,146
Business and government	**20,978**	19,896	18,751	19,394
Allowance for credit losses	**(480)**	(485)	(578)	(622)
	45,795	43,546	41,498	41,088
Other				
Customers' liability under acceptances	**2,842**	2,902	3,076	3,038
Premises and equipment	**345**	343	267	272
Goodwill	**662**	662	662	662
Intangible assets	**179**	179	180	181
Other assets	**5,779**	4,983	4,758	4,179
	9,807	9,069	8,943	8,332
	110,593	99,917	88,721	85,481
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Personal	**25,476**	25,034	24,008	24,252
Business and government	**28,474**	27,786	23,966	23,483
Deposit-taking institutions	**7,043**	8,926	5,458	6,533
	60,993	61,746	53,432	54,268
Other				
Acceptances	**2,842**	2,902	3,076	3,038
Obligations related to securities sold short	**16,776**	15,088	10,204	9,140
Securities sold under repurchase agreements	**14,526**	6,885	8,182	7,233
Other liabilities	**8,979**	6,514	7,845	5,804
	43,123	31,389	29,307	25,215
Subordinated debentures	**1,409**	1,770	1,408	1,474
Non-controlling interest	**415**	427	370	402
Shareholders' equity				
Preferred shares	**575**	575	375	375
Common shares	**1,557**	1,552	1,545	1,544
Contributed surplus	**12**	10	7	6
Unrealized foreign currency translation adjustments	**(10)**	(1)	(10)	-
Retained earnings	**2,519**	2,449	2,287	2,197
	4,653	4,585	4,204	4,122
	110,593	99,917	88,721	85,481

Consolidated Statement of Cash Flows

(unaudited) (millions of dollars)	Quarter ended July 31		Nine months ended July 31	
	2005	2004	**2005**	2004
Cash flows from operating activities				
Net income	**207**	167	**648**	533
Adjustments for:				
Provision for credit losses	**15**	31	**33**	94
Amortization of premises and equipment	**15**	12	**45**	37
Future income taxes	**(1)**	(1)	**(30)**	-
Translation adjustment on foreign currency subordinated debentures	**(11)**	(14)	**1**	3
Losses (gains) on sales of investment account securities, net	**7**	(12)	**(87)**	(40)
Gains on asset securitization	**(32)**	(18)	**(87)**	(53)
Stock option expense	**2**	2	**5**	4
Change in interest payable	**50**	(8)	**62**	(2)
Change in interest and dividends receivable	**12**	46	**(12)**	226
Change in income taxes payable	**(18)**	9	**10**	(144)
Change in unrealized losses (gains) and net amounts payable on derivative contracts	**(54)**	200	**(46)**	28
Change in trading account securities	**(3,398)**	(653)	**(7,184)**	159
Excess of pension plan contributions over expenses	**-**	-	**-**	(20)
Change in other items	**1,632**	(1,243)	**270**	(455)
	(1,574)	(1,482)	**(6,372)**	370
Cash flows from financing activities				
Change in deposits	**(753)**	(387)	**7,561**	2,805
Issuance of subordinated debentures	**-**	-	**350**	-
Repurchase of subordinated debentures	**(350)**	-	**(350)**	(45)
Issuance of common shares	**18**	4	**51**	31
Issuance of preferred shares	**-**	-	**200**	-
Repurchase of common shares for cancellation	**(75)**	(78)	**(224)**	(341)
Dividends paid on common shares	**-**	(65)	**(205)**	(180)
Dividends paid on preferred shares	**(7)**	(6)	**(19)**	(18)
Change in obligations related to securities sold short	**1,688**	(341)	**6,572**	683
Change in securities sold under repurchase agreements	**7,641**	1,025	**6,344**	(1,441)
Change in other items	**(9)**	(2)	**(4)**	(6)
	8,153	150	**20,276**	1,488
Cash flows from investing activities				
Change in loans	**(2,336)**	(1,641)	**(5,645)**	(4,037)
Proceeds from securitization of assets	**278**	516	**2,021**	1,236
Maturity of securitized assets	**(206)**	-	**(706)**	-
Purchases of investment account securities	**(9,226)**	(3,232)	**(21,281)**	(8,112)
Sales of investment account securities	**9,089**	3,438	**21,858**	9,519
Change in securities purchased under reverse repurchase agreements	**(1,427)**	(217)	**(3,774)**	(496)
Net acquisitions of premises and equipment	**(17)**	(16)	**(123)**	(46)
	(3,845)	(1,152)	**(7,650)**	(1,936)
Increase (decrease) in cash and cash equivalents	**2,734**	(2,484)	**6,254**	(78)
Cash and cash equivalents at beginning	**9,297**	9,453	**5,777**	7,047
Cash and cash equivalents at end	**12,031**	6,969	**12,031**	6,969
Cash and cash equivalents				
Cash	**232**	226	**232**	226
Deposits with financial institutions	**11,799**	6,743	**11,799**	6,743
	12,031	6,969	**12,031**	6,969
Supplementary information				
Interest and dividends paid	**430**	341	**1,357**	1,147
Income taxes paid	**63**	58	**239**	387

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) (millions of dollars)	Nine months ended July 31 **2005**	 2004
Preferred shares at beginning	**375**	375
Issuance of preferred shares, Series 16 (Note 7)	**200**	-
Preferred shares at end	**575**	375
Common shares at beginning	**1,545**	1,583
Issuance of common shares	**51**	32
Repurchase of common shares for cancellation (Note 7)	**(39)**	(71)
Impact of shares acquired/sold for trading purposes	**-**	-
Common shares at end	**1,557**	1,544
Contributed surplus at beginning	**7**	2
Stock option expense	**5**	4
Contributed surplus at end	**12**	**6**
Unrealized foreign currency translation adjustments at beginning	**(10)**	6
Gains (losses) on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes	**-**	(6)
Unrealized foreign currency translation adjustments at end	**(10)**	-
Retained earnings at beginning	**2,287**	2,131
Net income	**648**	533
Initial adoption of AcG-15 (Note 2)	**6**	-
Dividends		
Preferred shares	**(21)**	(17)
Common shares	**(214)**	(179)
Premium paid on common shares repurchased for cancellation (Note 7)	**(185)**	(271)
Share issuance and other expenses, net of income taxes	**(2)**	-
Retained earnings at end	**2,519**	2,197
Shareholders' equity	**4,653**	4,122

Notes to the Consolidated Financial Statements
(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2004. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2005.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP")and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2004, except for the new standards described in Note 2.

2. Recent Accounting Standards Adopted

Variable Interest Entities

On November 1, 2004, the Bank adopted Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15) issued by the Canadian Institute of Chartered Accountants (CICA). This Guideline is similar to new FASB Interpretation No. 46 (FIN 46R) "Consolidation of Variable Interest Entities" and provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" for certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, i.e., the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 resulted in the consolidation of certain mutual funds in which the Bank has a significant investment and the consolidation of the VIE that leases the Bank's head office building under a capital lease. The impact of the application of this standard as at November 1, 2004 was an increase in "Premises and equipment" of $84 million, "Securities" of $54 million, "Other assets" of $3 million, "Other liabilities" of $90 million, "Non-controlling interest" of $45 million, and "Retained earnings" of $6 million. Prior period consolidated financial statements have not been restated for this change.

Investment Companies

In January 2004, the CICA issued Accounting Guideline No. 18 "Investment Companies" (AcG-18). Under this Guideline, investment companies are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. AcG-18 sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value.

The provisions of this Guideline have applied to the Bank since November 1, 2004. They have been applied prospectively.

The impact of the adoption of this new Guideline on the consolidated financial statements for the nine-month period ended July 31, 2005 is negligible.

3. **Recent Accounting Standards Pending Adoption**

Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

In January 2005, the CICA issued three new standards: "Financial Instruments – Recognition and Measurement," "Hedges" and "Comprehensive Income." The main consequences of implementing these standards are described below.

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are available for sale will be reported in Other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Consolidated Balance Sheet.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the Consolidated Statement of Income. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in Other comprehensive income until the hedged items are recognized in the Consolidated Statement of Income.

Other comprehensive income, which comprises the above items as well as unrealized exchange gains and losses on self-sustaining foreign operations (net of hedging activities), will be included as a separate component of the Consolidated Statement of Changes in Shareholders' Equity. A new statement entitled "Statement of Comprehensive Income" will be added to the Bank's consolidated financial statements.

These new standards will apply to the Bank effective November 1, 2006. The impact of implementing these new standards on the Bank's consolidated financial statements cannot yet be determined as it is dependent on the Bank's unsettled positions and hedging strategies and on market volatility at the time of transition.

4. Loans and Impaired Loans

		Impaired loans		
	Gross amount	Gross	Specific allowances	Net balance
July 31, 2005				
Residential mortgage	**16,005**	**6**	**2**	**4**
Personal and credit card	**9,292**	**35**	**18**	**17**
Business and government	**20,978**	**220**	**127**	**93**
	46,275	**261**	**147**	**114**
General allowance [1]				**(333)**
Impaired loans, net of specific and general allowances				**(219)**
October 31, 2004				
Residential mortgage	15,500	4	2	2
Personal and credit card	7,825	32	17	15
Business and government	18,751	352	209	143
	42,076	388	228	160
General allowance [1]				(350)
Impaired loans, net of specific and general allowances				(190)

[1] The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

5. Allowance for Credit Losses

The changes made to allowances are as follows:

	Specific allowances	Allocated general allowance	Unallocated general allowance	Six months ended **July 31 2005**	Six months ended July 31 2004
Allowances at beginning	228	272	78	**578**	630
Provision for credit losses	50	-	(17)	**33**	94
Write-offs	(171)	-	-	**(171)**	(149)
Recoveries	40	-	-	**40**	47
Allowances at end	147	272	61	**480**	622

6. Pension and Other Employee Future Benefits

	Quarter ended			Nine months ended	
	July 31 2005	April 30 2005	July 31 2004	**July 31 2005**	July 31 2004
Pension benefit expense	**14**	13	11	**38**	33
Other employee future benefit expense	**2**	2	2	**4**	6

7. **Share Capital**

Issued and fully paid as at July 31, 2005

First preferred shares

7,000,000 shares, Series 13	175
8,000,000 shares, Series 15	200
8,000,000 shares, Series 16	200
	575
165,096,215 common shares	1,557
	2,132
5,856,460 stock options outstanding	N/A

Issuance of preferred shares

On March 15, 2005, the Bank issued 8,000,000 First Preferred Shares Series 16 with non-cumulative dividends of $0.303125 per share payable quarterly for a cash consideration of $194 million, net of commissions of $6 million.

On August 15, 2005, the Bank received approval to redeem, for cancellation, the aggregate 7,000,000 Non-Cumulative First Preferred Shares Series 13 at a price of $25.00 per share, plus $0.40, representing declared and unpaid dividends per share up to the redemption date.

Repurchase of common shares

On January 13, 2005, the Bank commenced a normal course issuer bid to repurchase, for cancellation, up to 8,400,000 common shares over a 12-month period ending no later than January 12, 2006. Repurchases are made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares are charged to retained earnings.

As at July 31, 2005, the Bank had completed the repurchase of 4,178,900 common shares at a cost of $224 million, which reduced common share capital by $39 million and retained earnings by $185 million.

8. **Securitization**

CMHC-guaranteed mortgage loans

During the nine months ended July 31, 2005, the Bank securitized $1,222 million of guaranteed residential mortgage loans through the creation of mortgage-backed securities ($278 million for the three months ended July 31, 2005). The Bank sold $1,131 million of these securities in addition to $10 million of mortgage-backed securities created in October 2001 ($278 million and $58 million of mortgage-backed securities created in March 2005 and October 2001, respectively, for the three months ended July 31, 2005). Mortgage-backed securities created and not sold remain on the Consolidated Balance Sheet under "Securities - Investment account." The Bank received net cash proceeds of $1,135 million and retained the rights to the excess spread of $54 million earned on the mortgage loans ($335 million and $16 million, respectively, for the three months ended July 31, 2005). The Bank also recorded a servicing liability of $7 million ($2 million for the three months ended July 31, 2005). A pre-tax gain of $41 million, net of transaction fees, was recognized in the Consolidated Statement of Income under "Securitization revenues" ($13 million for the three months ended July 31, 2005).

Personal loans
A series of personal loan-backed notes (personal loans sold by the Bank) totalling $206 million issued by a trust in 2002 matured in July 2005. The remaining two series of notes total $309 million as at July 31, 2005.

Credit card receivables
Credit card-backed investor certificates in the amount of $500 million issued by a trust in 1998 matured in March 2005. In addition, the Bank sold $800 million of credit card receivables to this trust during the second quarter ended April 30, 2005. The Bank received cash proceeds of $795 million and retained the rights to the excess spread of $21 million generated by the receivables, net of credit losses. The Bank also recorded a servicing liability of $4 million as well as a pre-tax gain of approximately $12 million, net of transaction fees of $5 million. As a result of these transactions, total securitized credit card receivables increased by $300 million in the second quarter of 2005 to $1.2 billion as at July 31, 2005.

9. **Subordinated Debentures**

On December 20, 2004, the Bank issued $350 million of subordinated debentures under its Canadian Medium Term Note Program. The issue, Series 3 Medium Term Notes, matures in December 2019. Interest on this issue is payable semi-annually at a fixed rate of 4.926% until December 22, 2014, and at a floating rate equal to the rate on three-month bankers' acceptances plus 1.00% (paid quarterly) thereafter to maturity.

During the third quarter, the Bank redeemed a subordinated debenture in the amount of $350 million of dollars maturing June 7, 2010 at a rate of 6.90%.

10. Segment Disclosures

Quarter ended July 31

		Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
		2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Net interest income	(1)	**330**	314	**25**	24	**20**	98	**(69)**	(52)	**306**	384
Other income	(1)	**196**	179	**176**	148	**209**	123	**2**	24	**583**	474
Total revenues		**526**	493	**201**	172	**229**	221	**(67)**	(28)	**889**	858
Operating expenses		**321**	312	**150**	136	**139**	128	**6**	10	**616**	586
Contribution		**205**	181	**51**	36	**90**	93	**(73)**	(38)	**273**	272
Provision for credit losses		**26**	32	**-**	-	**-**	12	**(11)**	(13)	**15**	31
Income before income taxes and non-controlling interest		**179**	149	**51**	36	**90**	81	**(62)**	(25)	**258**	241
Income taxes	(1)	**60**	53	**20**	13	**31**	31	**(65)**	(29)	**46**	68
Non-controlling interest		**-**	-	**1**	1	**-**	-	**4**	5	**5**	6
Net income (net loss)		**119**	96	**30**	22	**59**	50	**(1)**	(1)	**207**	167
Average assets		**44,576**	40,929	**872**	844	**55,456**	42,967	**(5,458)**	(4,453)	**95,446**	80,287

Nine months ended July 31

		Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
		2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Net interest income	(2)	**968**	935	**73**	70	**189**	146	**(195)**	(168)	**1,035**	983
Other income	(2)	**555**	522	**528**	493	**564**	592	**90**	63	**1,737**	1,670
Total revenues		**1,523**	1,457	**601**	563	**753**	738	**(105)**	(105)	**2,772**	2,653
Operating expenses		**933**	902	**460**	440	**445**	396	**15**	27	**1,853**	1,765
Contribution		**590**	555	**141**	123	**308**	342	**(120)**	(132)	**919**	888
Provision for credit losses		**79**	97	**-**	-	**4**	53	**(50)**	(56)	**33**	94
Income before income taxes and non-controlling interest		**511**	458	**141**	123	**304**	289	**(70)**	(76)	**886**	794
Income taxes	(2)	**170**	164	**50**	43	**103**	107	**(104)**	(73)	**219**	241
Non-controlling interest		**-**	-	**3**	3	**1**	-	**15**	17	**19**	20
Net income (net loss)		**341**	294	**88**	77	**200**	182	**19**	(20)	**648**	533
Average assets		**43,434**	40,146	**880**	832	**49,407**	43,057	**(5,524)**	(5,159)	**88,197**	78,876

Personal and Commercial
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.
Wealth Management
The Wealth Management segment comprises full-service retail brokerage, discount brokerage, mutual funds, trust services and portfolio management.
Financial Markets
The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
The Other heading comprises securitization operations, gains on the sale of operations, certain non-recurring items and the unallocated portion of centralized services.

Taxable equivalent
(1) The accounting policies are the same as those described in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $24 million ($15 million in 2004) and other income by $36 million ($13 million in 2004).An equal amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.
(2) For the nine months ended July 31, 2005, net interest income was grossed up by $63 million ($45 million in 2004) and other income by $52 million ($24 million in 2004). An equivalent amount was added to income taxes. The impact of

these increases is reversed under the "Other" heading.

Information for Shareholders and Investors

Investor Relations

Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196

E-mail: investorrelations@nbc.ca
Website: www.nbc.ca/investorrelations

Public Relations

600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

Website: www.nbc.ca
General information: telnat@nbc.ca

Next quarterly report publication date for fiscal 2004-2005
Fourth quarter December 8, 2005

DISCLOSURE OF 3rd QUARTER 2005 RESULTS

Conference Call

- A conference call for analysts and institutional investors will be held on **August 25, 2005 at 1:30 EDT.**
- Access by telephone in listen only mode is: **(416) 340-2216 or 1-866-898-9626**
- A recording of the conference call can be heard until September 1, 2005 by calling **(416) 695-5800** or **1-800-408-3053**. The access code is **3159782**.

Webcast:

- The conference call will be webcast live at **www.nbc.ca/investorrelations.**
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents

- The quarterly financial statements are available at all times on National Bank's website at **www.nbc.ca/investorrelations.**
- The Report to Shareholders, Supplementary Financial Information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer Agent and Registrar

For information about stock transfers, address changes, dividends, lost stock certificates, tax forms and estate transfers, shareholders are requested to contact the Transfer Agent, National Bank Trust Inc., at the address and telephone numbers below.

National Bank Trust Inc.
Share Ownership Management
1100 University, 9th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442
E-mail: **clientele@tbn.bnc.ca**

Direct Deposit Service for Dividends

Shareholders may have their dividend payments deposited directly via electronic funds transfer to an account at any financial institution that is a member of the Canadian Payments Association. To do so, simply contact the Transfer Agent, National Bank Trust Inc., in writing.

Dividend Reinvestment Plan

National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in shares without paying any commissions or administration fees. Participants may reinvest all cash dividends paid on their shares held or make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter, to purchase shares. For more information, please contact the Registrar, National Bank Trust Inc., at 1-800-341-1419 or (514) 871-7171.

About the National Bank of Canada
National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. The National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. The National Bank has close to $110 billion in assets and, together with its subsidiaries, employs 17,049 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website at www.nbc.ca.

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For information:

Pierre Fitzgibbon
Senior Vice-President
Finance, Technology and Corporate Affairs
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644